Exhibit 99.1

CONTENTS

ABOUT US
4	Important Information
5	Definitions
8	Company Information

OPERATING RESULTS
12	Principal Accounting Information and Financial Indicators
15	Summary of Operating Data
19	Summary of Fleet Data
20	Report of Directors
29	Management Discussion and Analysis

CORPORATE GOVERNANCE
44	Important Matters
55	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests
60	Directors, Supervisors, Senior Management and Employees
62	Corporate Bond

FINANCIAL REPORT
72	Independent Auditor’s Report
73	Interim Financial Report

ABOUT US

IMPORTANT INFORMATION

I.

The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.

This report was considered and approved at the ninth meeting of the eighth session of the Board on 27 August 2019. 7 Directors were required to attend the meeting and 6 of them attended in person. Chairman Mr. Wang Chang Shun did not attend the meeting because of business reason, and authorised vice chairman Mr. Ma Xu Lun to attend and vote on his behalf.

III.

The unaudited financial statements contained in this interim report of the Company have been prepared in accordance with the applicable disclosure provisions of the Listing Rules, including compliance with International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board.

IV.

Mr. Wang Chang Shun (Chairman and the responsible person of the Company), Mr. Ma Xu Lun (the responsible person of accounting, Vice Chairman and President of the Company), Mr. Xiao Li Xin (the responsible person of the accounting department, Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report.

V.

Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilised the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.

During the reporting period, the Company did not have any major risks. The Company has stated in details the possible risks in this report. Investors are advised to refer to the section headed “Management Discussion and Analysis – IX. Risk Factors Analysis”.

DEFINITIONS

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Limited Company

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Xiongan Airlines	China Southern Airlines Xiongan Airlines Company Limited

MTU	MTU Maintenance Zhuhai Co., Ltd.

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Nan Lung	Nan Lung Holding Limited

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	Civil Aviation Administration of China

Daxing Airport	Beijing Daxing International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RFTK	revenue from cargo operations divided by RFTK

Yield per RTK	revenue divided by RTK

Operating expenses per ATK	total operating expenses divided by ATK

COMPANY

INFORMATION

Chinese Name:

中國南方航空股份有限公司

Chinese Short Name:

南方航空

English Name:

China Southern Airlines Company Limited

English Short Name:

CSN

Legal Representative:

Wang Chang Shun

Board and Company Secretary:

Xie Bing

Securities Affairs Representative:

Xu Yang

Shareholder Enquiry:

Company Secretary Bureau

Telephone:

+86-20-86112480

Fax:

+86-20-86659040

E-mail:

ir@csair.com

Address:

China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Registered Address:

Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province, PRC

APP:

China Southern Airlines

WeChat Official Account:

China Southern Airlines

WeChat QR Code:

Sina Weibo:

http://weibo.com/csair

Place of Business:

China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre, 95 Queensway,

Hong Kong

Website of the Company:

www.csair.com

Authorised Representative under the Listing Rules:

Ma Xu Lun (appointed on 8 May 2019)

Xie Bing

Zhang Zi Fang (resigned on 8 May 2019)

Controlling Shareholder:

China Southern Air Holding Limited Company

Principal Bankers:

China Development Bank

Agricultural Bank of China

Bank of China

Export-Import Bank of China

China Construction Bank

Designated Newspapers for Information Disclosure

(A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure

(A Shares):

www.sse.com.cn

Designated Website for Information Disclosure

(H Shares):

www.hkexnews.hk

Interim Report Available for Inspection:

Company Secretary Bureau

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation Limited

Shanghai Branch

Floor 36, China Insurance Building, 166 Lu Jia Zui

East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange of Hong Kong Limited

Short Name of H Shares:

CHINA SOUTH AIR

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Place of Listing of N Shares:

New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Services

P.O.Box 505000, College Station,

Louisville KY40233-5000, U.S.A

Domestic Legal Adviser:

Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditors:

KPMG Huazhen LLP

Address of Domestic Auditors:

8th Floor, KPMG Tower

Oriental Plaza

1 East Chang An Avenue

Beijing, China

Overseas Auditors:

KPMG

Address of Domestic Auditors:

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

OPERATING RESULTS

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

I.	PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP AS AT THE END OF THE REPORTING PERIOD

(I)	Principal Accounting Information

Principal Accounting Information	January to June 2019	January to June 2018	Unit: RMB million Increase/ (decrease) %
Operating revenue	72,939	67,520	8.03
Profit attributable to equity shareholders of the Company	1,682	2,095	(19.71)
Net cash flow generated from operating activities	9,994	7,363	35.73

Principal Accounting Figures	30 June 2019	31 December 2018	Increase/ (decrease) %
Total equity attributable to equity shareholders of the Company	63,195	65,257	(3.16)
Total assets	300,456	246,949	21.67

(II)	Principal Financial Information

Principal Financial Data	January to June 2019	January to June 2018	Increase/ (decrease) %
Basic earnings per share (RMB/share)	0.14	0.21	(33.33)
Diluted earnings per share (RMB/share)	0.14	0.21	(33.33)

II.	DIFFERENCE ON THE ACCOUNTING INFORMATION BETWEEN THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISE (“PRC GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

(I)	Difference in Net Profit and Equity Attributable to Equity Shareholders of the Company under Consolidated Financial Information in Financial Statements between PRC GAAP and IFRSs

			Unit: RMB million

	Net profit attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	January to June 2019	January to June 2018	30 June 2019	31 December 2018
Amounts under PRC GAAP	1,690	2,137	62,949	65,003
Adjustments:
Capitalisation of exchange difference of specific loans (a)	(11)	(58)	61	72
Government grants (b)	—	—	(7)	(7)
Adjustment arising from the Company’s business combination under common control (c)	—	—	237	237
Tax impact of the above adjustments	3	14	(13)	(16)
Effect of the above adjustments on non-controlling interests	—	2	(32)	(32)

Amounts under IFRSs	1,682	2,095	63,195	65,257

(II)	Explanation on the differences between PRC GAAP and IFRSs:

(a).

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b).

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c).

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

III.	MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2019, certain aircraft of the Group with an aggregate carrying value of approximately RMB353 million (as at 31 December 2018: RMB373 million) were mortgaged under certain loans agreements.

As at 30 June 2019, the Group had capital commitments (exclusive of investment commitments) of approximately RMB89,345 million (as at 31 December 2018: RMB103,485 million). Of such amounts, RMB72,977 million related to the acquisition of aircraft and related flight equipment and RMB16,368 million for other property, plant and equipment.

Details of contingent liabilities of the Group are set out in Note 24 to the interim financial report prepared under International Accounting Standard 34.

SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2019	2018	Increase/ (decrease) %
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	93,468.15	85,925.03	8.78
Hong Kong, Macau and Taiwan	1,810.42	1,586.10	14.14
International	41,931.87	36,769.57	14.04

Total:	137,210.45	124,280.70	10.40

Revenue tonne kilometers (RTK) (million)
Domestic	9,025.06	8,386.89	7.61
Hong Kong, Macau and Taiwan	171.74	150.87	13.83
International	6,462.69	5,987.67	7.93

Total:	15,659.49	14,525.44	7.81

RTK – Passenger (million)
Domestic	8,232.20	7,574.90	8.68
Hong Kong, Macau and Taiwan	159.25	139.33	14.30
International	3,678.61	3,228.87	13.93

Total:	12,070.06	10,943.10	10.30

RTK – Cargo (million)
Domestic	792.86	811.99	(2.36)
Hong Kong, Macau and Taiwan	12.49	11.55	8.15
International	2,784.08	2,758.80	0.92

Total:	3,589.43	3,582.34	0.20

Passengers carried (thousand)
Domestic	61,582.13	57,407.61	7.27
Hong Kong, Macau and Taiwan	1,364.63	1,225.11	11.39
International	9,825.79	8,719.53	12.69

Total:	72,772.55	67,352.26	8.05

	For the six months ended 30 June
	2019	2018	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)
Domestic	489.07	509.45	(4.00)
Hong Kong, Macau and Taiwan	11.00	10.15	8.36
International	322.53	313.38	2.92

Total:	822.61	832.99	(1.25)

Capacity
Available seat kilometres (ASK) (million)
Domestic	113,185.37	103,896.51	8.94
Hong Kong, Macau and Taiwan	2,362.78	2,124.23	11.23
International	50,469.21	44,710.17	12.88

Total:	166,017.36	150,730.92	10.14

Available tonne kilometres (ATK) (million)
Domestic	12,840.50	11,814.13	8.69
Hong Kong, Macau and Taiwan	270.82	242.75	11.56
International	9,266.66	8473.31	9.36

Total:	22,377.98	20,530.20	9.00

ATK – Passenger Traffic (million)
Domestic	10,186.68	9,350.69	8.94
Hong Kong, Macau and Taiwan	212.65	191.18	11.23
International	4,542.23	4,023.92	12.88

Total:	14,941.56	13,565.78	10.14

ATK – Cargo (million)
Domestic	2,653.82	2,463.44	7.73
Hong Kong, Macau and Taiwan	58.17	51.57	12.79
International	4,724.43	4,449.40	6.18

Total:	7,436.42	6,964.41	6.78

	For the six months ended 30 June
Load factor	2019	2018	Increase/(decrease) percentage point
Passenger load factor (RPK/ASK) (%)
Domestic	82.58	82.70	(0.12)
Hong Kong, Macau and Taiwan	76.62	74.67	1.96
International	83.08	82.24	0.84

Average:	82.65	82.45	0.20

Total load factor (RTK/ATK) (%)
Domestic	70.29	70.99	(0.70)
Hong Kong, Macau and Taiwan	63.41	62.15	1.26
International	69.74	70.67	(0.92)

Average:	69.98	70.75	(0.77)

Yield			Increase/ (decrease) %
Yield per RPK (RMB)
Domestic	0.518	0.526	(1.52)
Hong Kong, Macau and Taiwan	0.750	0.741	1.21
International	0.378	0.381	(0.79)

Average:	0.478	0.486	(1.65)

Yield per RFTK (RMB)
Domestic	1.189	1.165	2.06
Hong Kong, Macau and Taiwan	5.044	4.589	9.92
International	1.222	1.269	(3.70)

Average:	1.228	1.256	(2.23)

Yield per RTK (RMB)
Domestic	5.470	5.505	(0.64)
Hong Kong, Macau and Taiwan	8.274	8.139	1.66
International	2.977	2.921	1.92

Average:	4.472	4.467	0.11

	For the six months ended 30 June
	2019	2018	Increase/ (decrease) %
Cost
Operating expenses per ATK (RMB)	3.125	3.179	(1.70)
Flight Volume
Kilometers flown (million)	911.41	851.96	6.98
Hours flown (thousand)
Domestic	1,092.52	1,021.44	6.96
Hong Kong, Macau and Taiwan	22.37	20.05	11.60
International	322.53	303.61	6.23

Total:	1,437.43	1,345.10	6.86

Number of flights (thousand)
Domestic	467.82	448.41	4.33
Hong Kong, Macau and Taiwan	10.32	9.51	8.50
International	65.57	61.79	6.11

Total:	543.70	519.70	4.62

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

SUMMARY OF FLEET DATA

As at 30 June 2019, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows:

						Unit: number of aircraft

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Age of aircraft	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
Airbus
A380 Series	0	2	3	7.1	0	0	5
A350 Series	0	1	0	0.0	1	0	1
A330 Series	8	30	10	6.4	0	2	48
A320 Series	128	88	94	7.7	20	9	310
Boeing
B787 Series	7	23	4	3.0	4	0	34
B777 Series	0	11	1	3.5	2	0	12
B757 Series	0	0	0	0.0	0	4	0
B737 Series	163	82	156	6.0	1	2	401
Other
EMB190	18	0	6	7.0	0	2	24
Passenger Aircraft Sub-total	324	237	274	6.5	28	19	835
Freighter
B747 Series	0	0	2	16.9	0	0	2
B777 Series	0	5	7	6.8	0	0	12
Freighter Sub-total	0	5	9	8.2	0	0	14

Total	324	242	283	6.5	28	19	849

REPORT OF DIRECTORS

I.	BUSINESS REVIEW FOR THE FIRST HALF OF 2019

(I)	Principal Business

The scope of business of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of services of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services (operated by branch office only); (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) conducting other aviation business and related business, (limited to insurance and agency business: personal accident insurance); provision of airlines ground services; civil aircraft training (operated by branch office only according to licence); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale. (For all projects being subject to approval in accordance with laws, the business activities can only be carried out after approval by relevant authorities in accordance with the laws.)

(II)	Operating Model

With the vision of “building a world-class air transport enterprise with global competitiveness” and the mission of “connecting around the world for a prosperous life”, the Company is committed to establish the first-class safety quality, profitability and brand image, build Guangzhou-Beijing “dual hubs” strategy, adhere to the strategic direction of “Standardisation, Integration, Intelligentisation, Internationalisation”, build modern governance system and governance capacity based on Party’s leadership, governance structure, strategic management, market mechanism and corporate culture, and provide guarantee in terms of conditions, resources and environment, in order to constantly meet people’s yearning for a better travel experience and provide customers with safe, reliable, convenient and comfortable air transport products and services.

In recent years, the Company has taken the initiative to serve the national strategy, earnestly assume responsibility as a state-owned enterprise, adhere to the development concepts of safety, high quality, innovation, cooperation and sharing, in order to benchmark the world-class air transport enterprises, break institutional barriers, and cultivate new drivers for development.

(III)	The Industry Summary

During the reporting period, China’s civil aviation industry continued to develop in a steady manner, the total turnover of the whole industry was 62.76 billion ton-kilometers, and the passenger transportation volume was 320 million person-time, representing an increase of 7.4% and 8.5% respectively as compared to the corresponding period of the previous year. The international market and mass market continued to expand, passenger traffic volume of international routes increased by 16.5% and the aviation population increased by 27.24 million. Benefited from the implementation of reform policies such as cutting taxes and administrative fees and “Streamline administration, Delegate powers and Improve regulation and services”, the business environment is consistently improved.

(IV)	Business Review

During the reporting period, the global economy was depressed, the trade expansion had slowed down and more uncertainties had emerged. The economic momentum of the US was insufficient and the economy recovery in Europe had slackened, whereas the economy in the Asia-Pacific region was sound in general, and the economic growth of major emerging market countries had decelerated. In the face of the complex situation from both inside and outside, China adheres to the general principal of moving forward while maintaining stability. The economic resilience continues to enhance and the economy continues to operate at an appropriate range. The total turnover of the whole industry of China’s civil aviation was 62.76 billion ton-kilometers, and the passenger transportation volume was 320 million person-time, representing an increase of 7.4% and 8.5% respectively as compared to the same period of the previous year. The international market and the mass market remain stable, with the passenger transportation volume of international routes increased by 16.5% and aviation population increased by 27.24 million.

In the face of global economy downturn, Sino-US trade friction, fluctuation of exchange rate and oil price and other severe internal and external operating environment, the Group sought progress while working to keep performance stable, pushed forward our strategy with the joint effort of the management and all staff. During the reporting period, the Group saw an overall stable safety operation. Meanwhile, the construction of Beijing hub continued to push forward and the construction of integrated operation achieved effective performance. New progress was achieved as to its in-depth reforms and substantial result was seen in cost control. The Group witnessed a stable rise in its comprehensive competitiveness. The Company ranked the sixth in the Top 50 Most Valuable Airline Brands 2019 as released by Brand Finance and the first among those airlines of China. During the reporting period, the Company achieved operating revenue of RMB72,939 million, a total profit of RMB2,389 million, being positive operating results.

Operation Safety

During the reporting period, in order to strictly control safety risks, we suspended the commercial operation of Boeing 737-8 aircraft at the request of the CAAC. We always adhere to the work concept of “Safety First”, gradually implement multi-dimensional assessment of safety management system, continue to carry out the inspection of breach of rules and regulations, and drive the safety management to develop in a routine, institutionalised and standardised manner, so as to further strengthen the Company’s safety management foundation. During the reporting period, the Group achieved 1.437 million hours of safety flight and 7,143 hours of general flight, secured aviation safety in 236 consecutive months and aviation security in 301 consecutive months, and continued to keep the leading safety flight record in China’s civil aviation industry.

Hub Network

During the reporting period, the Guangzhou-Beijing “dual hubs” strategy has made a significant progress. We have built our base at the Daxing Airport with high standards, and the construction of the five functional regions have been substantially completed. Besides, we have built the largest hangar in span in Asia and the largest operation control center and aviation food production base in Asia in the Daxing Airport. We have successfully completed the test flight, with the A380 aircraft first landed at the Daxing Airport. We pushed forward the relocation preparation work in order, continued to optimise the plan of increasing flights, reserved aircraft maintenance resources, and proactively pursued for supporting policies, so as to spare no effort to prepare well for the operation of Beijing hub. We continued to develop the “Canton Route”, preparing for the best in respect of baggage, languages, lounges and meals, so as to develop Guangzhou hub into an international transit hub. We continued to improve the international routes network layout, added new routes of Guangzhou-Urumqi-Vienna, Guangzhou-Changsha-Nairobi, Wuhan-Istanbul, Zhengzhou-London and other international routes. During the reporting period, Guangzhou hub witnessed 2.286 million person-time of transfer passengers, of which 2.149 million person-time were international routing transfer travellers, and the hub effect was further demonstrated.

Operation Service

During the reporting period, both the Group’s operating efficiency and flight on-time performance improved steadily and the integrated operation showed notable effect. We strengthened the construction of operation platform and control of core resources, pushed forward a standardised operating process, and consolidated risk management resources. We continued to improve flight on-time performance and unified backup proposals of capacity. During the reporting period, the flight punctuality rate increased by 0.77 percentage point as compared to the same period of previous year, leading the industry. In terms of services, we continued to strengthen service control, comprehensively promote the mechanism for ticket rescheduling due to large-scale flight delay, which significantly improved the handling efficiency for flight delay, and continued to implement the full process monitoring of baggage, to keep improving the passenger experience. During the reporting period, the Group’s passenger complaint rate and the baggage transport error rate continued to decrease and the satisfaction rate being evaluated by text messages feedback reached to 97.04%. We ranked the first among the three major airlines in China in the “The World’s Best Airlines of 2019” released by SKYTRAX.

Marketing

During the reporting period, we strengthened capacity allocation, optimised capacity input, with contribution margin increased steadily. We reinforced yield control and the revenue quality continued to improve and gave full play to scale advantage, with good performance achieved during the Spring Festival. Meanwhile, the Company strived to develop frequent passengers and corporate customers, with revenue from sales to frequent passengers and major accounts amounted to RMB22.95 billion and RMB6.27 billion, representing an increase of 13.0% and 20.7% respectively as compared to the same period of previous year. During the reporting period, the “China Southern e-Travel” platform was visited 198 million times, with the number of social media followers reached 34.86 million, realising revenue from direct sales by electronic platform of RMB21.42 billion, with the proportion of e-services reaching 73.9%. In terms of cargo transport, we continued to deepen the cooperation with major accounts, focused on the expansion of transportation of high-value-added products, and realised traffic revenue of high-value-added products of RMB265 million, representing an increase of 20% as compared to that of the same period of previous year.

Cost Control

During the reporting period, the Group continued to strengthen cost control, reinforced centralised control of funds, continued to optimise debts structure, made best use of preferential policies, and the effect of which began to demonstrate. We focused on enhancing the funds management standard, striving to reduce the balance of monetary funds, which enhanced the funds centralisation level. We endeavoured to expand the low-cost financing channels, such as corporate bonds, ultra-short-term financing bills, which saved a total interest expense of RMB233 million. We fully utilised preferential policies, completed the novation and sub-lease transactions through the SPVs set up in domestic bonded area for 8 new aircraft and 17 aircraft on-lease, with the savable lease expense expected to be US$80.58 million during the term of the lease. Meanwhile, the integrated operation system effectively saved the Company’s operating costs.

Reform and Development

During the reporting period, the Company’s has basically built the integrated operation system, continued to strengthen the construction of operation center, improved the management of AOC (Airlines Operations Center) and pushed forward the standardisation of operation process of GOC (Ground Operations Center). The unified operation scheduling throughout the Company was finished and the utilisation efficiency of core resources was effectively improved, which drove the continuous improvement of the Company’s safety and services quality. We further promoted the “Standardisation, Integration, Intelligence, Internationalisation”, and carried out the activity of “Manual Management Improvement Year”, which constantly enhanced the Company’s standardisation level. We kept reinforcing the cooperation with Xiamen Airlines and Sichuan Airlines in terms of marketing of routes and aircraft maintenance, and the integration effect of “China Southern Alliance” continued to demonstrate. We carried out all-round bilateral cooperation with major partners both domestic and abroad, engaged in code sharing with Emirates and Finnair, restarted the pooling with Japan Airlines, deepened cooperation with Qantas Airways, and sped up the construction of a new mode of international cooperation.

Social Responsibility

During the reporting period, the Group assumed practical responsibility for poverty alleviation, proactively carried out the concept of green development. In terms of poverty alleviation, the Company was responsible for the targeted poverty alleviation of 22 villages in 2 counties in 11 provinces. We put more efforts on poverty alleviation investment. During the reporting period, we invested poverty alleviation funds of RMB29.3635 million and appointed outstanding cadres and staffs to support the targeted poverty alleviation regions, of which a total of 68 cadres were assigned. We gave full play to the aviation strength, opened poverty alleviation routes and pushed forward the project of “made available poverty alleviation products in the aircraft (扶貧產品上藍天)”. We supported the poverty-stricken areas to develop featured industries, proactively conducted poverty alleviation through consumption, and helped to attract investment. We pushed forward poverty alleviation through education, made contribution to establish a new school, CSA Mingzhu Primary School (南航明珠小學) in Moyu county, Xinjiang and organised various public welfare activities for poverty alleviation. In terms of environmental protection, we continued to push forward green flight, proactively introduced Airbus 350, 320NEO and other new aircraft models that are energy-saving and environmental-friendly, and disposed aged aircraft. We participated in the global carbon emission trading market, accomplished the implementation of EU and Guangdong carbon trading scheme in 2018. We used bio-jet fuel to perform flight mission for the first time, proactively facilitated the use of green aviation fuel in civil aviation industry and researched and developed a monitoring and reporting system for carbon emission in order to further improved the accuracy of Company’s information monitoring.

II.	BUSINESS PLAN FOR THE SECOND HALF OF 2019

In the second half of 2019, the economic environment both domestic and abroad remains complex and severe, the growth of the global economy slows down, external uncertainties increases, the unbalanced and insufficient development issue in China remains obvious, and the economy faces new downturn pressure. Driven by the counter-cyclical policies in the second half of the year, China’s economy is expected to further rebound steadily. A number of favourable policies such as cutting tax and administrative fees and stable investment will gradually demonstrate their effect, and strongly support the stable operation of economy. The whole year operation of economy is expected to reach the appropriate range of 6.0%-6.5% as scheduled at the beginning of the year.

Looking forward to the second half of the year, China’s civil aviation industry may face many challenges such as slowdown of growth, more frequent fluctuation of RMB exchange rate, diversion of customers by high-speed rail, etc.. However, the downturn risk of economy may drop and the adjustments to the China’s civil aviation regulatory policies are expected to improve the yield in the industry. The continuous efforts put in the reduction of tax and fees by the government will also create a good operating environment for airlines.

In the face of opportunities and challenges, we must uphold the safety baseline, improve operation quality and efficiency, ensure that Beijing hub start with high quality, further push forward reforms and innovation, speed up international cooperation, strive to achieve annual objectives and bring better returns to shareholders.

Operation Safety

We must uphold the baseline to enable safety stable and controllable. We will strengthen the assumption of responsibility, prevent key risks and formulate special measures combining with key risks. We will strictly advance discipline practise, continue to carry out the improvement of work style and discipline and focus on the establishment of a normalisation mechanism for work style and discipline construction. We will also continuously improve the seven systems for safety management, drive the transformation of safety management to institutionalisation, structuralisation, systematism and informationisation. We will improve staff’s qualification and competency, establish a full-process, all-round training mechanism for flight, operation, maintenance and other key positions and cultivate safety culture to penetrate the concept of “working happily for safety and happiness” into each level of the Company’s safety production. The Group will ensure aviation safety for the whole year of 2019.

Hub Network

We will spare no efforts to construct the Guangzhou-Beijing “dual hubs”, to accelerate the formation of dual-hub framework and give full play of their synergies. We will endeavuor to implement the relocation of the Daxing Airport and ensure that Beijing hub starts with high quality. We will continue to optimise the relocation plan, coordinate relocation progress, ensure the relocation be conducted orderly with safety and high efficiency, and proactively capture market highlands, to make its initial operation smooth. Taking into account the orientation of “One Headquarter, Two Hubs”, we will plan capacity allocation and flight routes by stages, push forward the flight network covering the whole of China and connecting to the whole world and construct a hub flight wave. We will put more resources to safeguard the hub, form an all-round safeguarding ability in respect of operation, maintenance, IT, etc.. We will strengthen the linkage with Guangzhou hub, support the operation of Beijing hub through international cooperation and optimise flight routes. We aim to strengthen Guangzhou hub, grasp the development opportunities of the Guangdong-Hong Kong-Macao Greater Bay Area, continuously put more efforts in capacity input and to improve flight routes in order, to enhance transfer efficiency and services quality.

Operation Service

We will give full play to the leading effect of integrated operation, implement the work of defusing major risks from operation management by prevention, improve the ability of headquarters focusing on the management of the entire group while other units on construction, push forward the construction of informationisation system, and strengthen centralised control of core resources. We will continuously enhance flight punctuality, further improve flight on-time performance, continue to normalise quick-turn in stations, increase control of flights at risk and constantly improve passenger experience. We will create an extinguished service brand, improve the sophisticated level of services, and continuously enhance services quality by focusing on areas that concern passengers most, such as baggage, transfer, flight delay, language, meals, tickets and other aspects. We will implement the mechanism for ticket rescheduling due to large-scale flight delay, to shorten the waiting time, and push forward the cooperation with Michelin chef, to develop featured meals.

Marketing

We will try to maximise the contribution margin, put more efforts on market analysis and research, make flexible adjustment to the capacity layout and marketing strategy, further implement the strategy of “two matching and one strengthening” in order to match capacity input with market and air fare and strengthen seat control and yield management. We will formulate fare policy combining with practical situation, make flexible adjustment to sales strategy, and reinforce the coordinated development of the “China Southern Alliance” to improve revenue quality. We will make use of the advantages of hub network, continue to construct a flight network covering the whole of China and connecting to the whole world, strengthen interline transit sales, and focus on transfer based on increment to effectively improve passenger load factor and enhance core competitiveness. We will give full play the strength of e-commerce and “China Southern e-Travel”, reinforce cooperation with different industries, accelerate the construction of ecosphere, improve the capability of products innovation and integration and create new profit growth point and increase non-aviation revenue.

Cost Control

We will make every effort to control cost and maintain the pressure of austerity. Besides, we will strictly control various expenses, maximise the utilisation efficiency of resources and strengthen the control of major costs such as jet fuel, landing, maintenance, inventory management of aviation supplies, agency fees, etc.. We will also lower the unit operation cost and reduce unnecessary service cost. We will push forward the integration of operation and finance, detail measures, lower cost and enhance efficiency. We will also focus on input and output benefit, and allocate resources based on workload.

Reform and Development

We will continue to promote the construction of integrated operation management, rationalise the management process and improve the ability of management personnel. We will improve the manuals, strengthen manuals inspection and assessment and improve standardisation level in accordance with the construction of the integrated operation. We will adjust and optimise the fleet structure, properly slowdown the introduction of fleet in the medium and long run, and accelerate the streamlining of fleet. We will enhance the strategic and market collaboration of “China Southern Alliance”, comprehensively consider fleet and network planning and market layout, and increase cooperation in aircraft maintenance, ground service and platform sharing. We will continue to improve the “China Southern e-Travel” construction, accelerate the integration of information resources, to achieve connectivity among the information systems. We will drive the transformation of Southern Airlines Freight and Logistics (Guangzhou) Co., Ltd. to modern logistics of “combining the air and ground logistics”. We will formulate different competition and cooperation strategies for different international markets, further reinforce the pooling with Xiamen Airlines, Air France, KLM Royal Dutch Airlines, expand cooperation with American Airlines in respect of major accounts, conduct pooling with British Airways and Japan Airlines, deepen the cooperation with Finnair in China-Europe and Europe-Australia markets, and promote code sharing with Turkish Airlines.

III.	ANALYSIS ON THE CORE COMPETITIVENESS

The Company’s five core competitiveness has begun to take shape, including its powerful and improving scale and network advantages, its hub operation and management capability with Guangzhou as the core, its continuous improvement in management and resource coordination, its service brand standard with the aim to reach world-class level and its comprehensive advanced information system.

During the reporting period, the Group’s core competitiveness had continued to increase. Please refer to the first section headed “Business Review for the First Half of 2019” in this Report of Directors for details.

In addition, the Group also actively stationed in the Daxing Airport, and will focus on the Daxing Airport to build Beijing’s core hub. The Group will build an international and domestic route network according to the goal of assuming 40% of the air passenger business of the Daxing Airport. According to the development plan, by 2025, over 200 aircraft are expected to operate in DaXing Airport with the daily departure and landing flights of more than 900.

IV.	CORPORATE GOVERNANCE

The Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2019.

The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2019 complied with the Model Code and the code of conduct.

The Audit and Risk Management committee of the Company has reviewed with the management and the external auditors the accounting principles and practises adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

V.	MATERIAL CHANGES TO MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

During the reporting period, the Group introduced 28 aircraft (including 13 under operating lease, 11 under finance lease, 4 purchased), disposed 19 aircraft (including 15 under operating lease and 4 purchased) and purchased 1 aircraft which were under finance lease. The Group adopted the new lease standard on 1 January 2019, leading to an increase of RMB43,877 million in the net book value of the assets recognised for leased aircraft. During the reporting period, the additions of leased aircraft and purchased aircraft resulted in an increase in the cost of right-of-use assets and property, plant and equipments, with total amounts of RMB15,973 million.

During the reporting period, details of the other material changes to major assets of the Group are set out in the section headed “Management Discussion and Analysis – V. Liquidity, Financial Resources and Capital Structure – (I) Analysis on Assets and Liabilities Structure”.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL STATEMENTS RELATED ITEMS CHANGE ANALYSIS

Unit: RMB million

Item	January to June 2019	January to June 2018	Increase/ (decrease) %
Operating revenue	72,939	67,520	8.03
Operating expenses	69,938	65,260	7.17
Net cash generated from operating activities	9,994	7,363	35.73
Net cash used in investing activities	(10,006)	(6,761)	48.00
Net cash used in financing activities	(5,368)	(2,004)	167.86

II.	OPERATIONAL REVENUES ANALYSIS

In the first half of 2019, the Group recorded operating revenue of RMB72,939 million, representing an increase of 8.03% compared to the corresponding period last year. Among which, the revenue from traffic revenue was RMB70,026 million, representing an increase of 7.92% compared to the corresponding period last year, mainly due to the increase in the traffic revenue from passengers; the revenue from other businesses was RMB2,913 million, representing a increase of 10.55% compared to the corresponding period last year, mainly due to the increase in commission income, hotel and tour operation income during the reporting period.

Unit: RMB million

Item	January to June 2019	January to June 2018	Increase/ (decrease) %
Traffic revenue	70,026	64,885	7.92
Including: Passenger	65,617	60,386	8.66
Cargo and mail	4,409	4,499	(2.00)
Revenue from other businesses	2,913	2,635	10.55

Total	72,939	67,520	8.03

Principal Business by Regions and Products

Passenger Revenue by Regions

Unit: RMB million

Item	January to June 2019	January to June 2018	Increase/ (decrease) %
Domestic	48,424	45,220	7.09
International	15,835	13,991	13.18
Hong Kong, Macau and Taiwan	1,358	1,175	15.57

Total	65,617	60,386	8.66

Cargo and Mail Revenue by Regions

Unit: RMB million

Item	January to June 2019	January to June 2018	Increase/ (decrease) %
International	3,403	3,500	(2.77)
Domestic	943	946	(0.32)
Hong Kong, Macau and Taiwan	63	53	18.87

Total	4,409	4,499	(2.00)

Revenue by Products

Unit: RMB million

By Products	January to June 2019		Increase/(decrease) in operating revenue as compared to the same	Increase/(decrease) in operating expenses as compared to the same
	Operating revenue	Operating expenses	period last year (%)	period last year (%)
Passenger	65,617	/	8.66	/
Cargo and mail	4,409	/	(2.00)	/
Other	2,913	/	10.55	/
Total	72,939	69,938	8.03	7.17

III.	OPERATIONAL EXPENSES ANALYSIS

	January to June 2019		January to June 2018
Operating expenses	RMB Million	Percentage (%)	RMB Million	Percentage (%)
Flight operation expenses	34,269	49.00	35,339	54.15
Maintenance expenses	6,007	8.59	6,082	9.32
Aircraft and transportation service expenses	12,147	17.37	11,298	17.31
Promotion and selling expenses	3,262	4.66	3,253	4.98
General and administrative expenses	1,719	2.46	1,506	2.31
Depreciation and amortisation	11,681	16.70	6,946	10.64
Others	853	1.22	836	1.29

Total operating expenses	69,938	100.00	65,260	100.00

Total operating expenses in the first half of 2019 amounted to RMB69,938 million, representing an increase of RMB4,678 million or 7.17% as compared to the same period of 2018, as a result of the significant increase in depreciation and amortisation expenses. Total operating expenses accounted for 95.89% of operating revenue, representing a decrease by 0.76% as compared to the same period of 2018.

Flight operation expenses, accounted for 49.00% of total operating expenses, decreased by 3.03% to RMB34,269 million as compared to the same period of 2018, mainly due to the combined effects of the decrease in operating lease expenses as impacted by the initial adoption of IFRS 16 in 2019 and the increase in jet fuel costs as a result of the increase in traffic volume.

Maintenance expenses, accounted for 8.59% of total operating expenses, decreased by 1.23% to RMB6,007 million as compared to the same period of 2018. The decrease was mainly caused by the initial adoption of IFRS 16 in 2019, based on which, qualified maintenance expenses of aircraft under operating leases were capitalised, and the amounts of maintenance expense changed to profit or loss as incurred decreased accordingly.

Aircraft and transportation service expenses, accounted for 17.37% of total operating expenses, increased by 7.51% to RMB12,147 million as compared to the same period of 2018. The increase was mainly due to the increase in traffic volume and the number of landings and take-offs.

Promotion and selling expenses, accounted for 4.66% of total operating expenses, remained at the same level as compared to the same period of 2018.

General and administrative expenses, accounted for 2.46% of the total operating expenses, increased by 14.14% to RMB1,719 million as compared to the same period of 2018, mainly due to the increase in general corporate expenses.

Depreciation and amortisation expenses, accounted for 16.70% of the total operating expenses, increased by 68.17% to RMB11,681 million as compared to the same period of 2018, mainly due to the initial adoption of IFRS 16 in 2019, which led to an increase in amortisation expenses of the right-of-use assets relating to leased assets.

IV.	CASH FLOW ANALYSIS

In the first half of 2019, the net cash inflows generated from operating activities was RMB9,994 million, representing an increase of 35.73% as compared to RMB7,363 million in the first half of 2018, while the net cash outflows from financing activities was RMB5,368 million, representing an increase of 167.87% as compared to RMB2,004 million in the first half of 2018. In the first half of 2019, the adoption of the new lease standard required the principal element of lease payments to be recorded under financing activities, which were previously recorded under operating activities. Net cash outflows from investment activities was RMB10,006 million, representing an increase of 48.00% compared to RMB6,761 million in the first half of 2018, which was caused by the combined effects of the increase in payments for acquisitions of property, plant and equipment, the decrease in proceeds from disposals of long-term assets, as well as the payments for capital injections into Finance Company. As at June 30 2019, the balance of cash and cash equivalents of the Group amounted to RMB1,549 million, representing a decrease of 71.46% compared to that as at June 30 2018.

V.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

(I)	Analysis on Assets and Liabilities Structure

						Unit: RMB million

Item	30 June 2019	Percentage of total assets/liabilities (%)	31 December 2018	Percentage of total assets/liabilities (%)	Increase/ (decrease) (%)	Change of percentage point of total assets/liabilities
Property, plant and equipment	81,986	27.29	170,692	69.12	(51.97)	Decreased by 41.83 percentage points
Right-of-use assets	143,912	51.12	Not applicable	—	Not applicable	Not applicable
Lease prepayments	Not applicable	—	2,970	1.20	Not applicable	Not applicable
Borrowings	57,455	25.61	54,417	32.30	5.58	Decreased by 6.69 percentage points
Leases obligations	124,783	55.61	Not applicable	—	Not applicable	Not applicable
Obligations under finance leases	Not applicable	—	72,221	42.87	Not applicable	Not applicable

As of 30 June 2019, total assets of the Group amounted to RMB300,456 million, representing an increase of 21.67% as compared to the beginning of the period. Among which, current assets were RMB18,922 million, accounting for 6.30% of the total assets, while non-current assets were RMB281,534 million, accounting for 93.70% of the total assets. Included in non-current assets, property, plant and equipment amounted to RMB81,986 million, representing 27.29% of total assets, decreased by 51.97% as compared to that of 31 December 2018, while the right-of-use assets amounted to RMB143,912 million, representing 51.12% of total assets (as at 31 December 2018: nil). This change was mainly caused by the adoption of the new lease standard from 1 January 2019, which required recognition of right-of-use assets for assets under operating leases, reclassification of the assets under finance lease from property, plant and equipment to the right-of-use assets, and reclassification of the prepayments of land use rights from lease prepayments to the right-of-use assets.

As of 30 June 2019, the total liabilities of the Group amounted to RMB224,385 million, representing an increase of 33.18% compared to the total liabilities as at 31 December 2018, of which the current liability was RMB94,967 billion, representing 42.32% of the total liabilities; the non-current liability was RMB129,418 million, representing 57.68% of the total liabilities. Total borrowings of the Group amounted to RMB57,455 million, representing 25.61% of the total liabilities, and an increase of 5.58% as compared to the beginning of the period, mainly due to the increase in ultra-short-term financing bills during the reporting period. The total balance of lease liabilities amounted to RMB124,783 million, representing 55.61% of total liabilities, increased by 72.78% as compared to the total balance of obligations under finance lease amounted to RMB72,221 million as at 31 December 2018. This change was mainly caused by the adoption of the new lease standard from 1 January 2019, which required recognition of lease liabilities for future lease payments of assets under operating leases.

The Group’s interest-bearing liabilities are classified as follows:

					Unit: RMB million

	30 June 2019		31 December 2018
	Amount	Percentage (%)	Amount	Percentage (%)	Change of percentage point
USD	77,740	42.66	33,677	26.59	Increased by 16.07 percentage points
RMB	99,088	54.37	87,333	68.96	Decreased by 14.59 percentage points
Others	5,410	2.97	5,628	4.45	Decreased by 1.48 percentage points

Total	182,238	100.00	126,638	100.00	—

(II)	Debt paying Ability Analysis

As at 30 June 2019, the Group’s debt ratio (e.g. total liabilities divided by total assets) was 74.68%, representing an increase of 6.46 percentage point as compared to 68.22% as at 31 December 2018. As at 30 June 2019, the Group’s current ratio (current assets divided by current liabilities) was 19.22%, representing a decrease of 8.84 percentage points as compared to that as at 31 December 2018. As at 30 June 2019, the Group had banking facilities with several banks and financial institutions in the PRC for providing bank financing up to approximately RMB278,807 million, of which approximately RMB69,770 million has been utilised and the unutilisated amount was approximately RMB209,037 million. These banking facilities are sufficient for the Group to meet the requirement of working capital and future capital commitments.

(III)	Major Restricted Assets at the End of the Reporting Period

As at 30 June 2019, restricted bank deposits of the Group was RMB99 million.

As at 30 June 2019, the Group’s obligations under finance lease and long term borrowings were secured by aircraft with carrying amounts of approximately RMB353 million, investment properties of RMB15 million and land use rights under right-of-use assets of RMB89 million.

Besides, the Group has no other restricted assets.

VI.	ANALYSIS ON INVESTMENTS

1.	Major Equity Investment

The Company entered into the capital increase agreement with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited. Each parties agreed the Company to increase its capital contribution of RMB500 million to Finance Company, and CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited agreed to waive their rights of capital contribution. Upon completion of the transaction, the equity interests of Finance Company directly held by the Company would increase from 25.277% to 41.808%. For details, please refer to (i) the Announcement on Capital Increase to China Southern Airlines Group Finance Company Limited by the Company and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 2 March 2019 and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company dated 1 March 2019.

2.	Major Non-equity Investment

Nil

3.	Financial Assets Carried at Fair Value

							Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.	9	0.48	21	5	/	Other non-current financial assets	Investment
601328	Bank of Communications Co., Ltd.	16	0.013	55	3	/	Other non-current financial assets	Investment
Not applicable	China Air Service Ltd.	2	1.00	2	/	/	Other non-current financial assets	Capital increase
Not applicable	Aviation Data Communication Corporation	1	2.50	30	1	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited	33	2.25	846	18	/	Other investments in equity securities	Promotion
Not applicable	Haikou Meilan International Airport Co., Ltd.	100	2.62	234	/	/	Other investments in equity securities	Capital increase

Total		161	/	1,188	27	/	/	/

VII.	MAJOR ASSETS AND SHAREHOLDING DISPOSAL

During the reporting period, there was no major assets and equity investments disposal by the Company.

VIII.	ANALYSIS ON MAJOR SUBSIDIARIES AND CONTROLLING COMPANIES

(I)	Main Operational Information of the Six Civil Aviation Subsidiaries of the Group:

Name	Number of aircraft	Contribution to the Group’s RPK (%)	Number of passengers carried (thousand)	Contribution to the Group’s RPK (%)	Cargo and mail carried (tonne)	Contribution to the Group’s RPK (%)	RTK (million)	Contribution to Group’s RTK (%)	RPK (million)	Contribution to Group’s RPK (%)
Xiaman Airlines	206	24.3	191,35.15	26.3	137,916.8	16.8	3,128.25	20.0	31,645.61	23.1
Shantou Airline	15	1.8	1,593.68	2.2	8,448.6	1.0	201.47	1.3	2,145.44	1.6
Zhuhai Airlines	13	1.5	1,182.12	1.6	6,149.1	0.7	178.16	1.1	1,918.65	1.4
Guizhou Airlines	20	2.4	1,880.90	2.6	12,124.9	1.5	271.86	1.7	2,859.12	2.1
Chongqing Airlines	28	3.3	2,030.58	2.8	10,069.6	1.2	252.70	1.6	2,711.23	2.0
Henan Airlines	31	3.7	2,950.24	4.1	18,385.4	2.2	396.25	2.5	4,192.12	3.1

Note 1:	The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.

Note 2:	Xiongan Airlines is under construction, no operational data is available.

(II)	Information of Xiamen Airlines

Xiamen Airlines was established on August 1984 with registered capital of RMB8 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

During the reporting period, Xiamen Airlines earned operating revenue of RMB15,681 million, representing an increase of 10.12% as compared to the same period of the previous year; the operating cost of RMB15,561 million, representing an increase of 7.36% as compared to the same period of the previous year; and net profit of RMB115 million, representing a decrease of 71.53% as compared to the same period of the previous year. As at 30 June 2019, Xiamen Airlines’ total assets amounted to RMB58,140 million, and net assets amounted to RMB18,584 million.

(III)	Information of Other Major Joint Stock Companies

				Proportion of shares held at the investee companies (%)
Name of investee companies	Nature of business	Registered capital		Direct	Indirect
1. Joint Venture
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD	65,000,000	50	0
MTU	Aircraft repair and maintenance services	USD	63,100,000	50	0

2. Associates
Finance Company	Financial services	RMB	1,377,725,720	41.808	6.776
SACM	Advertising agency services	RMB	200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB	1,000,000,000	39	0

IX.	RISK FACTORS ANALYSIS

(I)	Macro Environment Risks

Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also provided by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II)	Industry Risks

Risks of Intensifying Competition in the Industry

Facing air market with increasing uncertainties, if the Company fails to effectively enhance their ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transport capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to adjust the capacity accordingly, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

Other Force Majeure and Unforeseen Risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

(III)	Risks of the Company Management

Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, or strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. may be affected. Thus, the Company may be affected and suffer losses.

Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

(IV)	Financial Risks of the Company

Risks of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s lease liabilities certain bank and other loans are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly, in particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Company’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity and net profit of the Group will increase (or decrease) by RMB517 million in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 30 June 2019.

Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Company may be significantly affected. Assuming that the fuel oil consumption remains unchanged in the second half of the year, in the case of each and every 10% increase or decrease in fuel price, the Group’s operating expenses would increase or decrease by RMB2,062 million for the six months period ended 30 June 2019.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expenses, so as to further affect the Group’s operating results. At 30 June 2019, assuming all other risk variables other than interest rate remained constant, in the case of 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) equity and net profit of the Group by the amount of RMB584 million.

CORPORATE GOVERNANCE

IMPORTANT MATTERS

I.	GENERAL MEETINGS

During the reporting period, the Company held two general meetings, details of which are set out as follows:

On 8 May 2019, the Company held an extraordinary general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on the First Extraordinary General Meeting in 2019 of China Southern Airlines published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 9 May 2019; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 8 May 2019.

On 26 June 2019, the Company held 2018 annual general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Result of 2018 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 27 June 2019; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 26 June 2019.

II.	PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL

No interim dividend for the six months period ended 30 June 2019 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve. The profit distribution proposal of the Company for the year 2018 was considered and approved by the shareholders at the 2018 annual general meeting of the Company held on 26 June 2019. Based on the total share capital of 12,267,172,286 shares, the Company proposed to pay a cash dividend of RMB0.05 per share (inclusive of applicable tax) to all the shareholders, amounted to total cash dividends of RMB613 million. The cash dividend was paid in Renminbi to holders of A shares and in Hong Kong dollars to holders of H shares. Currently, the payment of the cash dividend has been completed.

III.	MATERIAL LITIGATIONS, ARBITRATIONS AND MEDIA ALLEGATIONS

During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations.

IV.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

V.	EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

VI.	MATERIAL CONNECTED TRANSACTIONS

(I)	Connected transactions related to daily operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAH or its subsidiaries in its ordinary and usual course of business, specific details are as follows:

1.

On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to (i) H Share Announcement of Company published on the website of the SSE on 12 November 2008 and (ii) the announcement of the Company published on the website of the Stock Exchange on 11 November 2008.

2.

On 29 August 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 30 August 2016; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 29 August 2016.

3.

On 16 December 2016, the Company and China Southern Airlines Group Ground Services Co., Ltd. entered into the Supplemental Agreement to Passenger and Cargo Sales Agency Services Framework Agreement and the Passenger and Cargo Sales and Ground Services Framework Agreement. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016 and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 16 December 2016.

4.

On 16 December 2016, the Company entered into the Property and Land Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016 and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 16 December 2016.

5.

On 17 October 2017, the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd.. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 18 October 2017; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 17 October 2017.

6.

On 19 December 2017, the Company entered into the Property Management Framework Agreement with China Southern Airlines Group Property Management Company Limited. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 20 December 2017; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 19 December 2017.

7.

On 19 January 2018, the Company entered into the CSA Building Asset Lease Agreement with Guangzhou Southern Airlines Construction Company Limited. For details, please refer to (i) the Announcement on Connected Transaction in respect of CSA Building Asset Lease Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 20 January 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 19 January 2018.

8.

On 26 January 2018, the Company entered into the Asset Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement on Connected Transaction in respect of Asset Lease Framework Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 January 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 26 January 2018.

9.

On 27 April 2018, the Company entered into the Supplemental Agreement of the Financial Services Framework Agreement with Finance Company. For details, please refer to (i) the Announcement on Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 April 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 April 2018.

10.

On 27 December 2018, the Company entered into the Catering Services Framework Agreement with Shenzhen Air Catering Co., Ltd.. For details, please refer to (i) the Announcement on Connected Transaction in respect of Catering Services Framework Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 December 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 December 2018.

11.

On 27 December 2018, the Company entered into the Media Service Framework Agreement with SACM. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 28 December 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 December 2018.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

(II)	Connected transactions related to acquisition of assets or acquisition or disposal of shareholding

The Company entered into the capital increase agreement with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited. Each parties agreed the Company to increase its capital contribution of RMB500 million to Finance Company, and CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited agreed to waive their rights of capital contribution. Upon completion of the transaction, the equity interests of Finance Company directly held by the Company would increase from 25.277% to 41.808%. For details, please refer to (i) the Announcement on Capital Increase to China Southern Airlines Group Finance Company Limited by the Company and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 2 March 2019 and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company dated 1 March 2019.

(III)	Share Issuance

On 11 September 2018, the Company issued 600,925,925 H Shares in total to Nan Lung at the issue price of HK$6.034 pursuant to the subscription agreement dated 26 June 2017 and entered into between the Company and Nan Lung. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 11 September 2018.

Gross proceeds and the use of proceeds from H Shares Issuance:

Gross proceeds from H Shares Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2019 (HK$)	Unutilisated proceeds as of 30 June 2019 (HK$)	Expected timeline for the use of unutilisated proceeds
3,625,987,031.45	Supplement of general working capital	3,625,987,031.45	0	Not applicable

On 27 September 2018, the Company issued 1,578,073,089 A Shares in total at the issue price of RMB6.02 per A Share pursuant to the subscription agreement dated 26 June 2017 and entered into between CSAH and the Company (as amended by the supplemental agreement I dated 19 September 2017), raising gross proceeds and net proceeds of RMB9,499,999,995.78 and RMB9,488,178,222.86, respectively. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 27 September 2018.

Gross proceeds and the use of proceeds from A Shares Issuance:

Gross proceeds from A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2019 (RMB)	Unutilisated proceeds as of 30 June 2019 (RMB)	Expected timeline for the use of unutilisated proceeds
9,499,999,995.78	1. The project for introducing 41 aircraft 2. The project for selection and installation of lightweight seats for A320 series aircraft	7,704,334,397.29	42,652,566.19	It is expected that the unutilisated proceeds will be used in full in 2019 and subject to changes due to the delivery time of aircraft which depends on the actual capital payment

(IV) Amounts due to or from connected parties

Unit: RMB million
		Funds provided to connected parties			Funds provided to the listed company by connected parties
Connected parties	Connected relationship	Balance at the beginning of the period	Incurred amount	Balance at the end of the period	Balance at the beginning of the period	Newly Incurred amount during the period	Repayment during the period	Balance at the end of the period
CSAH	Controlling shareholder	0	0	0	500	0	0	500

Reasons for connected debts and liabilities:		CSAH provided entrusted loan to the Company.

Settlement of the connected debts and liabilities		Nil

Undertakings in relation to the connected debts and liabilities		Nil

Effect of the connected debts and liabilities on operating results and financial position of the Company		There was insignificant impact to Company’s operating results and financial position in the first half of 2019 as the amount of such loan was relatively small.

On 8 July 2019, the Company, CSAH and Finance Company entered into the Entrusted Loan Agreement, pursuant to which CSAH provided an entrusted loan of RMB500 million to the Company through Finance Company with the term of 3 year and interest at 3.915%. For details, please refer to (i) the Announcement on Entrusted Loan Agreement entered into among the Company and the Controlling Shareholder and its Holding Subsidiary and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 9 July 2019; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 8 July 2019.

VII.	MAJOR CONTRACTS

(I)	Trust, sub-contracting and lease

1.	Trust

During the reporting period, the Company did not enter into any trust arrangement.

2.	Contract

During the reporting period, the Company did not enter into any sub-contracting arrangement.

3.	Lease

Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAH by the Company as a leasee, the Group also acquired aircraft by way of lease. As at 30 June 2019, there were 324 and 242 aircraft in operation under operation lease and under finance lease, respectively.

(II)	Guarantee

											Unit: RMB million
Total amount of guarantees provided by the Company (not including guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (Agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Guarantee fully fulfilled?	Overdue, if any	Overdue amount of guarantee	Counter guarantee available, if any	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self-sponsored trainee pilots of the Company	270.20	30 June 2008	30 June 2008	20 April 2033	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	19.32	Yes	No	/
Xiamen Airlines	/	Half self sponsored trainee pilots of Xiamen Airlines	24.35	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	1.38	Yes	No	/

Total guarantee incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantee as at the end of the reporting period (A) (excluding those provided to subsidiaries)	294.55

Guarantee provided by the Company and its subsidiaries to subsidiaries
Total guarantee to subsidiaries incurred during the reporting period	7,630.33
Total balance of guarantee to subsidiaries as at the end of the reporting period (B)	28,983.01

Aggregate guarantee of the Company (including those provided to subsidiaries)
Aggregate guarantee (A+B)	29,277.56
Percentage of aggregate guarantee to net assets of the Company (%)	38.49
Representing:
Amount of guarantee provided to shareholders, ultimate controller and their connected parties (C)	0
Amount of debts guarantee directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	/
Excess amount of aggregate guarantee over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantee	/
Statement on guarantee	Nil

The table below sets out the guarantees provided for SPV by the Company as of the date of this report:

No.	Established SPV	Actually provided (Yes/no)	Guaranteed Amount (US$ million)
1	China Southern Airlines No. 1	Yes	34
2	China Southern Airlines No. 2	Yes	36
3	China Southern Airlines No. 5	Yes	34
4	China Southern Airlines No. 10	Yes	517
5	China Southern Airlines No. 15	Yes	311
6	China Southern Airlines No. 16	Yes	527
7	China Southern Airlines No. 17	Yes	149
8	China Southern Airlines No. 18	Yes	250
9	China Southern Airlines No. 19	Yes	51
10	China Southern Airlines No. 20	Yes	51
11	China Southern Airlines No. 24	Yes	153
12	China Southern Airlines No. 25	Yes	130
13	China Southern Airlines No. 26	Yes	320
14	China Southern Airlines No. 27	No	/
15	Chongqing Airlines No. 1	Yes	360
Total	/		2,923

Note

The total guarantee amounts actually provided for the aforementioned 14 SPV by the Company and its subsidiary, Chongqing Airlines, is approximately USD2,923 million (equivalent to approximately RMB20.461 billion, calculated by exchange rate of 1:7 of US dollar against RMB), which are within the scope of the amount of guarantee authorisation considered and approved by the 2017 and 2018 annual general meetings of the Company.

VIII.	UNDERTAKING

Undertakings given by CSAH, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follows:

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Undertaking related to share reform	Other	CSAH	Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.	Long-term	Yes	Yes

Other undertaking	Other	CSAH	CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.	Long-term	Yes	Yes

Other undertaking	Other	CSAH	The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Resolving defects in land and other properties	CSAH	In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAH has issued an undertaking letter, undertaking that: (1) the title certificate application work should be completed by 31 December 2019; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; and (3) CSAH would be liable for all the losses suffered by the Company as a result of the above undertakings. Since the change of building title need to comply with the national and local laws and regulations, and a series of formalities in relation to the government approval need to be completed, CSAH is actively communicating with the government. The application for the building title certificates mentioned above has not been completed due to aforementioned reasons.	Before 31 December 2019	Yes	Yes

Other Undertaking	Other	CSAH

On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, details of which are set out as follows: CSAH proposed to participate in the subscription of Non-public Issuance of A Shares in cash, while Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH, proposed to participate in the subscription of Non-public Issuance of H Shares in cash. The undertakings made were as follows:

1. From first six months prior to the date of Non-public Issuance firstly reviewed by the board of the Company (being 26 June 2017) to the date of the undertaking letter issued, CSAH and Nan Lung Holding Limited and its wholly-owned subsidiary, Yazhou Travel Investment Company Limited (three Company collectively referred to as “CSAH and parties acting in concert”) has not disposed or otherwise reduced any shares held by the Company.

2. From the date of undertaking letter issued to within six months after the completion of Non-public Issuance, CSAH and parties acting in concert will not dispose or otherwise reduce any shares held by the Company. There are also no plans of reducing the Company’s shares.

3. No breach of Article 47 of the Securities Law of the People’s Republic of China by CSAH and parties acting in concert. If any, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by the Company.

				Within six months upon the completion of the Company’s Non-public Issuance	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, being the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows:	Long-term	Yes	Yes

As at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with 181,350.42 square meters) and 342 properties (with 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not changed in order to be under the name of the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be covered by CSAH and CSAH shall have no right to seek recovery from the Company.

IX.	APPOINTMENT AND DISMISSAL OF AUDITORS

At the sixth meeting of the eighth session of the Board of the Company held on 29 March 2019, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2019 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2019.

On 26 June 2019, the above-mentioned resolution was considered and passed at 2018 annual general meeting, and authorised the Audit and Risk Management Committee to determine their remuneration based on the actual work done.

X.	PENALTY ON AND RECTIFICATION ON THE LISTED COMPANIES, ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THE SHAREHOLDERS HOLDING MORE THAN 5% EQUITY INTERESTS OF THE COMPANY

During the reporting period, the Company did not have the above situation.

XI.	DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS DURING THE REPORTING PERIOD

During the reporting period, based on the analysis and assessment conducted by United Credit Ratings Co., Ltd., the long-term credit rating of the Company and its controlling shareholder, CSAH was AAA with “stable” prospect.

XII.	CONVERTIBLE CORPORATE BONDS

During the reporting period, the Company had no convertible corporate bonds.

XIII.	SOCIAL RESPONSIBILITY AND ENVIRONMENTAL INFORMATION

During the reporting period, the Company placed high importance on the battle against poverty, vigorously strengthened the construction of poverty alleviation cadre team and gave full play to the aviation advantage to lead poverty alleviation work. The Company also actively drove poverty alleviation by assisting in the development of characteristic industries and promoted poverty alleviation through education, focused on the work in caring for poor people, and strengthened auditing to ensure poverty alleviation with sunshine.

During the reporting period, the Company continuously optimised fleet structure, introduced new models of aircraft that are energy saving and environmental friendly, advocated the concept of low-carbon travel and reduced environmental effect by use of market mechanism.

1.	Green Flight

The Company continuously explored methods to improve the efficiency of energy utilisation. In the first half of 2019, we introduced 28 new aircraft and disposed of 19 aged aircraft, including the new generation of green model such as A320NEO series and A350 which were introduced quite early in China; meanwhile, through big data, we comprehensively analysed each model, unscheduled refuelling of each flight, deviation of payload, remaining oil on landing, flight height and other data and conducted in-depth comparison so as to find out the breakthrough for saving oil.

2.	Promote Low-carbon Travel

The Company is determined to bear its social responsibility. In addition to reducing carbon emission by its own effort, it also held the energy conservation week activity, to promote the concept of energy conservation and low-carbon lifestyle among passengers and staff. The Company conducted award-winning quiz on scientific knowledge of energy saving and emission reduction among passengers on the flight, to improve their awareness of low-carbon travel by flight, and held green cycling activity in the office, to promote low-carbon lifestyle among staff.

3.	Reduce Climate Change Impact of Carbon Emission by Market Mechanism

The Company supported, and participated, in China’s various work regarding the market mechanism of carbon trading. According to the requirements of CAAC, the Company fully fulfilled its performance work for 2018 under the European Union carbon trading scheme in April 2019. According to the requirements of Guangdong government, the Company fully fulfilled its performance work for 2018 under the Guangdong carbon trading scheme in May 2019. The Company will closely monitor the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) and the development of Chinese carbon market, and will conduct behaviour in strictly accordance with the requirement of Chinese government.

4.	First Bio-jet Fuel Flight

On 23 February 2019, a new A320NEO of the Company was filled with 10% bio-jet fuel to perform the flight mission of Toulouse-Guangzhou, which was the first time for China Southern Airlines to perform an intercontinental flight mission by use of bio-jet fuel. In the future, China Southern Airlines will pay continuous attention to the research and commercial application of the bio-jet fuel both home and abroad and actively invest resources so as to facilitate the application of the clean and efficient green jet fuel in the civil aviation industry.

5.	Implementation of Flight Carbon Emission MRV System

The independently developed monitoring, reporting and verification system (MRV system) for information of flight carbon emission began to operate. The MRV system could provide accurate monitoring information of flight carbon emission, lower manual handling cost.

6.	Conduct Internal Environmental Protection Inspection

During the reporting period, the Company conducted inspection for environmental protection, to understand the performance of the Company’s environmental protection from aspects of organisation and leadership, system construction, project implementation, pollution prevention and control, blue sky protection, and to find out and deal with problems, return feedback and advice, so as to found a solid foundation for the subsequent environmental protection, and improve the environmental protection to a higher level.

XIV.	PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2019, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

XV.	REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES

The IASB has issued a new IFRS, IFRS 16, Leases, and a number of amendments to IFRSs that are first effective for the current accounting period of the Group.

Except for IFRS 16, Leases, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has been impacted by IFRS 16 in relation to recognition, measurement and presentation of lease contract. Details of the changes in accounting policies resulting from IFRS 16 are discussed in Note 2(d) in this Interim Financial Report.

Under the transition methods chosen, the Group recognised cumulative effect of the initial application of IFRS 16 with an adjustment to the opening balance of equity at 1 January 2019. Comparative information is not restated. Please refer to Note 2 in the Interim Financial Report for details of the opening balance adjustments for each line item affected by IFRS 16.

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS

I.	CHANGE IN SHARE CAPITAL

(I)	Changes in Shareholdings

						Unit: Share

	31 December 2018		Increase/(decrease) during January to June 2019		30 June 2019
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
I. Shares subject to restrictions on sales
1. RMB ordinary shares	1,578,073,089	12.86	0	0	1,578,073,089	12.86
2. Foreign listed shares	600,925,925	4.90	0	0	600,925,925	4.90

Total	2,178,999,014	17.76	0	0	2,178,999,014	17.76

II. Shares not subject to restrictions on sales
1. RMB ordinary shares	7,022,650,000	57.25	0	0	7,022,650,000	57.25
2. Foreign listed shares	3,065,523,272	24.99	0	0	3,065,523,272	24.99

Total	10,088,173,272	82.24	0	0	10,088,173,272	82.24

III. Total number of shares	12,267,172,286	100.00	0	0	12,267,172,286	100.00

(II)	Description of change in shares

During the reporting period, there were no changes in the total number of shares and share structure of the Company.

(III)	Other information considered to be discloseable by the Company or required to be disclosed by the securities regulatory authorities

Nil.

II.	PARTICULARS OF SHAREHOLDERS

(I)	Number of shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 199,639.

(II)	Particulars of shareholdings top ten shareholders and top ten shareholders holding the Company’s tradable shares (or shareholders not subject to trading restrictions)

							Unit: Share

Particulars of the top ten shareholders

Name of the shareholder (in full)	Increase/(decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period (%)	Number of shares subject to trading restrictions at the end of reporting period	Status of pledged or froze Status of pledged or frozen shares		Capacity of shareholders
					Status of shares	Number
China Southern Air Holding Limited Company	0	4,528,431,323	36.92	489,202,658	Nil	0	Stated-owned legal entity
HKSCC (Nominees) Limited	(9,001)	1,750,920,907	14.27	—	Unknown	—	Overseas legal entity
Nan Lung Holding Limited	0	1,634,575,925	13.32	600,925,925	Nil	0	Stated-owned legal entity
China National Aviation Fuel Group Corporation	0	498,338,870	4.06	498,338,870	Nil	0	Stated-owned legal entity
Hong Kong Securities Clearing Company Limited	14,025,108	497,458,344	4.06	0	Nil	0	Overseas legal entity
China Securities Finance Corporation Limited	0	320,484,156	2.61	0	Nil	0	Stated-owned legal entity
American Airlines, Inc.	0	270,606,272	2.21	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	0	242,524,916	1.98	242,524,916	Nil	0	Stated-owned legal entity
Spring Airlines Co., Ltd.	0	140,531,561	1.15	140,531,561	Nil	0	Domestic Non-Stated- owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	0	121,262,458	0.99	121,262,458	Nil	0	Domestic Non-Stated- owned legal entity

Particulars of the top ten shareholders not subject to trading restrictions

Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type and number of shares
		Type of shares	Number
CSAH	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,920,907	Overseas listed foreign shares	1,750,920,907
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company	497,458,344	RMB ordinary shares	497,458,344
China Securities Finance Corporation Limited	320,484,156	RMB ordinary shares	320,484,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
Central Huijin Investment Ltd.	64,510,900	RMB ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	47,398,800	RMB ordinary shares	47,398,800
National Social Security Fund 118	46,282,903	RMB ordinary shares	46,282,903
China Merchants Bank Co., Ltd. – Boss CSI Central Enterprise Structure Adjustment Transaction Open Index Securities Investment Fund	42,683,297	RMB ordinary shares	42,683,297

Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held in aggregate 1,671,287,925 H shares of the
Company through its wholly-owned subsidiaries in Hong Kong,
namely Nan Lung and Perfect Lines (Hong Kong) Limited
(including shares subject to trading restrictions). The Company is not aware of any other connected relationship between other
	shareholders.

Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

					Unit: Share
No.	Name of shareholder subject to trading restrictions	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		Conditions for trading restrictions
			Eligible listing time	Number of new listed shares
1	Nan Lung	600,925,925	10 September 2021	600,925,925	Non-public Issuance of Shares undertakings
2	CSAH	489,202,658	27 September 2021	489,202,658	Non-public Issuance of Shares subject to Lock-up
3	China National Aviation Fuel Group Corporation	498,338,870	26 September 2019	498,338,870	Non-public Issuance of Shares subject to Lock-up
4	China Structural Reform Fund Co., Ltd.	242,524,916	26 September 2019	242,524,916	Non-public Issuance of Shares subject to Lock-up
5	Spring Airlines Co., Ltd.	140,531,561	26 September 2019	140,531,561	Non-public Issuance of Shares subject to Lock-up
6	Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	26 September 2019	121,262,458	Non-public Issuance of Shares subject to Lock-up
7	Hotland Innovation Asset Management Co., Ltd.	68,106,312	26 September 2019	68,106,312	Non-public Issuance of Shares subject to Lock-up
8	China Life Asset Management Company Limited	18,106,314	26 September 2019	18,106,314	Non-public Issuance of Shares subject to Lock-up

Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including shares subject to trading restrictions)
H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan
Lung and Perfect Lines (Hong Kong) Limited (including shares subject to trading restrictions). The Company is not aware of any other connected relationship between other
		shareholders.

(III)	Strategic Investors or General Legal Entities becoming one of the Top Ten Shareholder of the Company as a Result of Placing of New Shares

Nil.

(IV)	Changes of the controlling shareholder or de facto controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

III.	DISCLOSURE OF INTERESTS

As at 30 June 2019, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held		% of the total issued A Shares of the Company (Note 3)	% of the total issued H Shares of the Company (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (Note 1)	Beneficial owner	A Shares	4,528,431,323	(L)	52.65%	—	36.92%
	Interest of controlled corporations	H Shares	1,671,287,925	(L)	—	45.58%	13.62%
		Subtotal	6,199,719,248	(L)	—	—	50.54%
Nan Lung (Note 1)	Beneficial owner	H Shares	1,671,287,925	(L)	—	45.58%	13.62%
	Interest of controlled corporations
American Airlines Group Inc. (Note 2)	Interest of controlled corporations	H Shares	270,606,272	(L)	—	7.38%	2.21%
Qatar Airways Group Q.C.S.C.	Beneficial owner	A Shares	430,036,166	(L)	5.00%	—	3.51%
	Beneficial owner	H Shares	183,324,000	(L)	—	5.00%	1.49%
		Subtotal	613,360,166	(L)	—	—	5.00%

Notes:

(1)

CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

(2)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
(3)	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 30 June 2019.

Save as disclosed above, as at 30 June 2019, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2019, none of the Directors, chief executive or Supervisors of the Company had interests o short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

II.	CHANGES IN THE SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period.

During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company.

III.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, the changes in Directors, Supervisors and senior management were as follows:

Name	Position	Change
Ma Xu Lun	Vice Chairman	Elected
Ma Xu Lun	Director	Elected
Ma Xu Lun	President	Appointed
Han Wen Sheng	Director	Elected
Han Wen Sheng	Executive Vice President	Resigned
Luo Lai Jun	Executive Vice President	Appointed
Li Shao Bin	Chief Training Officer	Appointed
Zhang Zi Fang	Director	Resigned
Zhang Zi Fang	Executive Vice President	Resigned
Li Jia Shi	Chairman of Supervisory Committee	Elected
Lin Xiao Chun	Supervisor	Elected
Pan Fu	Chairman of Supervisory Committee	Resigned
Pan Fu	Supervisor	Resigned

IV.	CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF LISTING RULES

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to rule 13.51B(1) of the Listing Rules since the date of the 2018 Annual Report:

1.

Mr. Gu Hui Zhong, the independent non-executive director of the Company, served as external Director of Ansteel Group Corporation and ceased to serve as Supervisor of China Bank of Communications Company Limited;

2.

Mr. Jiao Shu Ge, the independent non-executive director of the Company, served as Director of Dinghui Hetai Investment Management (Xiamen) Company Limited, Director of China Chengtong Hong Kong Company Limited.

Save as disclosed above, there is no information required to be disclosed pursuant to rule 13.51B(1) of the Listing Rules.

V.	EMPLOYEES

As at 30 June 2019, the Group had an aggregate of 101,135 employees (31 December 2018: 100,831). The wages of the Group’s employees consist of basic salaries and bonuses.

CORPORATE BOND

I.	BASIC INFORMATION OF CORPORATE BONDS

								Unit: RMB million
Name of bonds	Abbreviation	Code	Issue date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Method to repay principal and pay interest	Trading floor
2015 corporate bonds of China Southern Airlines Company Limited (the first tranche)	15 China Southern Airlines 01	136053	2015/11/20	2020/11/20	2,654.98	4.15	Pay interests once a year, pay back principal plus interests when due.	SSE
2016 corporate bonds of China Southern Airlines Company Limited (the second tranche)	16 China Southern Airlines 02	136452	2016/5/25	2021/5/25	149.417	3.70	Pay interests once a year, pay back principal plus interests when due.	SSE
2018 corporate bonds of China Southern Airlines Company Limited (the first tranche)	18 China Southern Airlines 01	155052	2018/11/26	2021/11/27	2,000	3.92	Pay interests once a year, pay back principal plus interests when due.	SSE
2019 corporate bonds of China Southern Airlines Company Limited (the first tranche)	19 China Southern Airlines 01	155185	2019/2/21	2022/02/22	3,000	3.45	Pay interests once a year, pay back principal plus interests when due.	SSE
2019 corporate bonds of China Southern Airlines Company Limited (the second tranche)	19 China Southern Airlines 02	155417	2019/5/16	2022/05/17	2,000	3.72	Pay interests once a year, pay back principal plus interests when due.	SSE

Repayment of Principal and Interest of Corporate Bonds

On 3 March 2019, (being a rest day, was postponed to 4 March 2019) the Company settled the principal and interests of 2016 corporate bonds of China Southern Airlines Company Limited (the first tranche) during the period from 3 March 2018 to 2 March 2019. The coupon rate was 2.97%. Each lot of bonds with a carrying amount of RMB1,000. The payment of principal of each lot of bonds is RMB1,000, the total amount of the payment of principal is RMB5,000,000,000. Interests of RMB29.70 (including tax) was paid for each lot of bonds. Interests paid to individual holders of bonds were RMB23.76 for every RMB1,000 of bonds they effectively held (after tax).

On 25 May 2019 (being a rest day, was postponed to 27 May 2019), the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche) during the period from 25 May 2018 to 24 May 2019. The coupon rate was 3.12%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB31.20 (including tax) was paid. Interests paid to individual holders of bonds were RMB24.96 for every RMB1,000 of bonds they effectively held (after tax).

During the reporting period, “19 China Southern Airlines 02”, “19 China Southern Airlines 01”, “18 China Southern Airlines 01” did not enter into any interest payment arrangement.

II.	CONTACT PERSON & CONTACT INFORMATION OF THE CORPORATE BOND TRUSTEE AND CONTACT INFORMATION OF THE CREDIT RATING AGENCY

	Trustee of bonds			Credit rating agency

Name	Office address	Contact persons	Contact numbers	Name	Office address
Guosen Securities Co., Ltd. (“Guosen Securities”)	Flat 1408, Floor 14, Guosen Securities Tower, No. 1010 Hongling Middle Road, Luohu District, Shenzhen	Zhou Lei	0755-82130833	United Credit Ratings Co., Ltd.	Floor 10, PICC Building, 2 Jianwai Street, Chaoyang District, Beijing

CSC Financial Co., Ltd. (“CSC Financial”)	2nd Floor, Block B, E, Kaiheng Center, No. 2 Chao Nei Street, Dongcheng District, Beijing	Jiao Xi Bo, Wang Yao	010-86451120	United Credit Ratings Co., Ltd.	Floor 10, PICC Building, 2 Jianwai Street, Chaoyang District, Beijing

III.	USE OF PROCEEDS FROM ISSUANCE OF CORPORATE BONDS

As of the end of the reporting period, the funds raised by the corporate bonds have all been used in accordance with the purposes disclosed in the prospectus.

IV.	RATING OF CORPORATE BONDS

On 23 May 2019, United Credit Ratings Co., Ltd. conducted a follow-up rating on the long-term credit conditions of the Company and the credit conditions of the five corporate bonds issued by the Company, namely, “15 China Southern Airlines 01”, “16 China Southern Airlines 02”, “18 China Southern Airlines 01”, “19 China Southern Airlines 01” and “19 China Southern Airlines 02” and determined the Company to be AAA with “stable” prospect and the credit rating of “15 China Southern Airlines 01”, “16 China Southern Airlines 02”, “18 China Southern Airlines 01”, “19 China Southern Airlines 01” and “19 China Southern Airlines 02” to be AAA. This level reflects the Company’s ability to repay debts is extremely strong, and is basically not affected by the adverse economic environment, and the risk of default is extremely low. The results of this follow-up rating are consistent with the results of the last rating.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

Debt Repayment Plan:

The interest date of 15 China Southern Airlines 01 corporate bonds was 20 November 2015. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2020, respectively. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 20 November annually from 2016 to 2018. The repayment date of the bonds is 20 November 2020. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds would be on 20 November 2018. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 16 China Southern Airlines 02 corporate bonds was 25 May 2016. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021, respectively. If the investors exercise the option for redemption, then the interest date for the redeemed portion of the bonds will be on 25 May annually from 2017 to 2019. The repayment date of the bonds is 25 May 2021. If the investors exercise the option for redemption, then the repayment date for the redeemed portion of the bonds would be on 25 May 2019. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 18 China Southern Airlines 01 corporate bonds was 27 November 2018. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 27 November 2018 to 26 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of the bonds is 27 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 19 China Southern Airlines 01 corporate bonds was 22 February 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is from 22 February 2019 to 21 February 2022. The repayment date is 22 February 2022. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 19 China Southern Airlines 02 corporate bonds was 17 May 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is from 17 May 2019 to 16 May 2022. The repayment date is 17 May 2022. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The principal redemption and interest payment of the above corporate bonds will be handled by the registration authority and relevant institutions. The specific matters of principal redemption and interest payment will be explained in the relevant announcements issued by the Company in the designated media of the CSRC in accordance with relevant state regulations.

Other debt repayment protection measures for the above corporate bonds: ① set up a special repayment working group; ② set up special accounts and strictly implement the fund management plan; ③ formulate bondholders’ meeting rules; ④ give full play to the role of bond trustee; ⑤ implement strict information disclosure. In addition, the Company undertakes that in the event that it is not expected to pay the principal and interest of the bonds on time or fails to pay the principal and interest of the bonds, the Company will at least take the following measures: ① not to distribute profits to shareholders; ② limit the Company’s debt and the scale of external guarantees; and ③ restrict the Company’s material foreign investment.

During the reporting period, the above credit enhancement mechanism, debt repayment plan and other debt repayment guarantee measures for corporate bonds of the Company remained unchanged.

VI.	MEETINGS CONVENED FOR HOLDERS OF CORPORATE BONDS

During the reporting period, the Company did not convene any meeting for holders of corporate bonds.

VII.	PERFORMANCE OF DUTIES BY TRUSTEE OF CORPORATE BONDS

In October 2015, the Company engaged Guosen Securities to act as the corporate bond trustee, and entered into the Agreement for Entrusted Management of Bonds with Guosen Securities.

Guosen Securities continuously followed and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment protection measures of the Company. Guosen Securities also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Code of Conduct for Trustee of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

For the appointment of general manager of the Company, Guosen Securities issued the Report on the Interim Entrusted Major Affairs in Relation to the Corporate Bonds of China Southern Airlines Company Limited on 21 March 2019. For the change of directors of the Company, Guosen Securities issued the Report on the Interim Entrusted Major Affairs in Relation to the Corporate Bonds of China Southern Airlines Company Limited on 13 May 2019.

In accordance with the relevant regulation and agreement, Guosen Securities issued 2018 Regular Report on Entrusted Management Affairs in respect of Corporate Bonds of China Southern Airlines Company Limited on 27 June 2019.

In September 2018, the Company engaged CSC Financial to act as the corporate bond trustee, and entered into the Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2018 with CSC Financial.

CSC Financial continuously followed and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment protection measures of the Company. CSC Financial also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2018 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2019 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2019 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2018, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2018 and other related regulations, CSC Financial performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

For the appointment of general manager of the Company, CSC Financial issued the Report on the Interim Entrusted Affairs in Relation to the Corporate Bonds of China Southern Airlines Company Limited on 19 March 2019. CSC Financial issued 2018 Regular Report on Entrusted Management Affairs in respect of Corporate Bonds of China Southern Airlines Company Limited on 27 June 2019.

VIII.	ACCOUNTING DATA AND FINANCIAL INDICATORS AS AT THE END OF THIS REPORTING PERIOD AND AS AT THE END OF LAST YEAR (OR DURING THIS REPORTING PERIOD AND THE CORRESPONDING PERIOD OF LAST YEAR)

Major indicators	As at the end of this reporting period	As at the end of last year	Increase/decrease as compared to that as at the end of last year (%)	Reasons for changes
Current ratio	0.20	0.29	(31.03)	Mainly due to the increase of ultra-short-term financing bills during the period
Quick ratio	0.18	0.26	(30.77)	Mainly due to the increase of ultra-short-term financing bills during the period
Asset-liability ratio	74.68%	68.22%	9.47	/
Loan repayment rate	100%	100%	/	/

	During this reporting period (January to June)	During the corresponding period of last year	Increase/decrease as compared to that for the corresponding period of last year (%)	Reasons for changes
EBITDA-to-interest coverage ratio	5	6	(16.67)	/
Interest coverage ratio	100%	100%	/	/

IX.	INFORMATION OF OVERDUE LOANS

During the reporting period, the Company did not have any overdue loans.

X.	ISSUANCE, INTEREST PAYMENT AND ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

Outline of Issuance during the Reporting Period:

Type of securities	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The first tranche of Ultra-short-term Financing Bills of the Company in 2019	21 January 2019	2.6%	RMB2.0 billion	23 January 2019	RMB2.0 billion	19 July 2019
The second tranche of Ultra-short-term Financing Bills of the Company in 2019	24 January 2019	2.75%	RMB2.0 billion	28 January 2019	RMB2.0 billion	21 October 2019
The third tranche of Ultra-short-term Financing Bills of the Company in 2019	19 February 2019	2.25%	RMB0.5 billion	22 February 2019	RMB0.5 billion	21 May 2019
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	19 February 2019	2.55%	RMB2.0 billion	22 February 2019	RMB2.0 billion	19 August 2019
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	22 February 2019	2.65%	RMB1.0 billion	27 February 2019	RMB1.0 billion	22 November 2019
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	26 February 2019	2.5%	RMB0.5 billion	28 February 2019	RMB0.5 billion	23 August 2019
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2019	22 March 2019	2.3%	RMB1.0 billion	27 March 2019	RMB1.0 billion	19 September 2019
The eighth tranche of Ultra-short-term Financing Bills of the Company in 2019	16 April 2019	2.35%	RMB1.0 billion	19 April 2019	RMB1.0 billion	14 October 2019
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2019	16 April 2019	2.45%	RMB2.0 billion	19 April 2019	RMB2.0 billion	9 January 2020
The tenth tranche of Ultra-short-term Financing Bills of the Company in 2019	23 April 2019	2.3%	RMB1.0 billion	26 April 2019	RMB1.0 billion	21 October 2019
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2019	16 May 2019	3.1%	RMB0.5 billion	21 May 2019	RMB0.5 billion	13 February 2020
The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 May 2019	2.4%	RMB1.0 billion	22 May 2019	RMB1.0 billion	18 July 2019
The thirteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	27 May 2019	2.3%	RMB0.5 billion	29 May 2019	RMB0.5 billion	25 July 2019

Type of securities	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The fourteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	28 May 2019	2.55%	RMB0.5 billion	30 May 2019	RMB0.5 billion	21 November 2019
The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	6 June 2019	2.3%	RMB0.5 billion	11 June 2019	RMB0.5 billion	9 July 2019
The sixteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	21 June 2019	2.85%	RMB1.0 billion	26 June 2019	RMB1.0 billion	19 September 2019
The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2019	25 June 2019	2.5%	RMB0.5 billion	27 June 2019	RMB0.5 billion	22 August 2019
The first tranche of Ultra-short term Financing Bills of the Xiamen Airlines in 2019	15 April 2019	2.69%	RMB0.5 billion	17 April 2019	RMB0.5 billion	15 August 2019
The second tranche of Ultra-short term Financing Bills of the Xiamen Airlines in 2019	17 April 2019	2.85%	RMB0.6 billion	19 April 2019	RMB0.6 billion	11 September 2019
The third tranche of Ultra-short term Financing Bills of the Xiamen Airlines in 2019	19 April 2019	3.22%	RMB0.5 billion	23 April 2019	RMB0.5 billion	9 January 2020
The fourth tranche of Ultra-short term Financing Bills of the Xiamen Airlines in 2019	26 April 2019	2.9%	RMB0.4 billion	30 April 2019	RMB0.4 billion	9 October 2019

Outline of Encashment during the Reporting Period:

On 28 January 2019, the fifth tranche of ultra-short-term financing bills of the Company in 2018 expired and the principal and interests totaling RMB1,006,410,958.90 were fully paid.

On 28 April 2019, the sixth tranche of ultra-short-term financing bills of the Company in 2018 expired and the principal and interests totaling RMB1,015,189,041.10 were fully paid.

On 30 April 2019, the seventh tranche of ultra-short-term financing bills of the Company in 2018 expired and the principal and interests totaling RMB507,643,835.62 were fully paid.

On 22 May 2019, the third tranche of ultra-short-term financing bills of the Company in 2019 expired and the principal and interests totaling RMB502,773,972.60 were fully paid.

XI.	BANKING FACILITIES OF THE COMPANY DURING THE REPORTING PERIOD

As at 30 June 2019, the Company has obtained banking facilities of up to RMB278.807 billion from several domestic banks, among which the utilised banking facilities amounted to about RMB69.770 billion and the unutilisated amount was about RMB209.037 billion. During the reporting period, the Group repaid bank loans of approximately RMB22,441 billion.

XII.	IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN THE PROSPECTUS IN CONNECTION WITH ISSUANCE OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, the Company strictly implements the various agreements and undertakings of the prospectus of corporate bonds, and there is no negative impact on the bond investors due to the failure of implementation of the agreements or undertakings of the prospectus of corporate bonds.

XIII.	MAJOR EVENTS AND IMPACT THEREOF ON THE OPERATIONS AND SOLVENCY OF THE COMPANY

During the reporting period, there were no major events which had material impact on the operations and solvency of the Company.

INTERIM FINANCIAL REPORT

Independent Auditor’s Report

Independent auditors’ report on review of interim financial report to the Board of Directors of China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 73 to 111 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2019 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at and for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

27 August 2019

Consolidated Income Statement

For the six months ended 30 June 2019 – unaudited

		Six months ended 30 June
		2019	2018
	Note	RMB million	RMB million
			(Note)
Operating revenue
Traffic revenue		70,026	64,885
Other operating revenue		2,913	2,635

Total operating revenue	5	72,939	67,520

Operating expenses
Flight operation expenses		34,269	35,339
Maintenance expenses		6,007	6,082
Aircraft and transportation service expenses		12,147	11,298
Promotion and selling expenses		3,262	3,253
General and administrative expenses		1,719	1,506
Depreciation and amortisation	10	11,681	6,946
Others		853	836

Total operating expenses		69,938	65,260

Other net income	9	2,225	2,412

Operating profit		5,226	4,672
Interest income		58	51
Interest expense	8	(2,876)	(1,536)
Share of associates’ results		7	184
Share of joint ventures’ results		155	71
Exchange loss, net		(317)	(471)
Changes in fair value of financial instruments		123	72
Remeasurement of the originally held equity interests in a joint venture		13	—

Profit before income tax		2,389	3,043
Income tax	11	(685)	(682)

Profit for the period		1,704	2,361

Profit attributable to:
Equity shareholders of the Company		1,682	2,095
Non-controlling interests		22	266

Profit for the period		1,704	2,361

Earnings per share
Basic and diluted	13	RMB0.14	RMB0.21

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes form part of this interim financial report.

Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2019 – unaudited

		Six months ended 30 June
	Note	2019 RMB million	2018 RMB million
			(Note)
Profit for the period		1,704	2,361

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		—	287
– Share of other comprehensive income of an associate		2	—
– Deferred tax relating to above item		—	(72)

Items that may be reclassified subsequently to profit or loss
– Cash flow hedges: fair value movement of derivative financial instruments		(60)	52
– Differences resulting from the translation of foreign currency financial statements		(8)	—
– Deferred tax relating to above items		15	(13)

Other comprehensive income for the period	12	(51)	254

Total comprehensive income for the period		1,653	2,615

Total comprehensive income for the period attributable to:
Equity shareholders of the Company		1,631	2,252
Non-controlling interests		22	363

Total comprehensive income for the period		1,653	2,615

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes form part of this interim financial report.

Consolidated Statement of Financial Position

At 30 June 2019 – unaudited

	Note		At 30 June 2019 RMB million	At 31 December 2018 RMB million
				(Note)
Non-current assets
Property, plant and equipment, net	14		81,986	170,692
Construction in progress	15		43,549	37,791
Right-of-use assets	16		143,912	—
Lease prepayments			—	2,970
Goodwill			237	237
Interest in associates			3,140	3,181
Interest in joint ventures			2,871	2,812
Aircraft lease deposits			526	594
Other equity instrument investments			1,080	1,080
Other non-current financial assets			108	103
Derivative financial instruments			15	75
Deferred tax assets			2,401	1,566
Other assets			1,709	1,776

			281,534	222,877

Current assets
Inventories			1,979	1,699
Trade receivables	17		3,975	2,901
Other receivables			8,159	8,015
Cash and cash equivalents			1,549	6,928
Restricted bank deposits			99	116
Prepaid expenses and other current assets			2,819	3,659
Other financial assets			25	440
Derivative financial instruments			81	—
Assets held for sale			—	224
Amounts due from related companies	23	(c)	236	90

			18,922	24,072

Current liabilities
Derivative financial liabilities			7	44
Borrowings	18		41,635	38,741
Current portion of lease liabilities	2	(d)	18,069	—
Current portion of obligations under finance leases	19		—	9,555
Trade payables	20		2,805	2,309
Contract liabilities			1,789	1,693
Sales in advance of carriage			7,524	8,594
Current income tax			130	369
Amounts due to related companies	23	(c)	141	127
Accrued expenses			14,571	15,682
Other liabilities			8,296	6,573

			94,967	83,687

Net current liabilities			76,045	59,615

Total assets less current liabilities			205,489	163,262

	Note		At 30 June 2019 RMB million	At 31 December 2018 RMB million
				(Note)
Non-current liabilities
Borrowings	18		15,820	15,676
Lease liabilities	2	(d)	106,714	—
Obligations under finance leases	19		—	62,666
Other non-current liabilities			2,294	2,036
Provision for major overhauls			3,527	2,831
Provision for early retirement benefits			2	2
Deferred benefits and gains			715	906
Deferred tax liabilities			346	676

			129,418	84,793

Net assets			76,071	78,469

Capital and reserves
Share capital			12,267	12,267
Reserves	21		50,928	52,990

Total equity attributable to equity shareholders of the Company			63,195	65,257
Non-controlling interests			12,876	13,212

Total equity			76,071	78,469

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

Approved and authorised for issue by the Board of Directors on 27 August 2019.

Wang Chang Shun	Ma Xu Lun
Director	Director

The accompanying notes form part of this interim financial report.

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2019 – unaudited

			Attributable to equity shareholders of the Company
	Note		Share capital RMB million	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at 1 January 2018			10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233
Changes in equity for the six months ended 30 June 2018:
Profit for the period			—	—	—	—	—	2,095	2,095	266	2,361
Other comprehensive income			—	—	39	118	—	—	157	97	254

Total comprehensive income			—	—	39	118	—	2,095	2,252	363	2,615
Dividends relating to 2017	21	(a)	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(68)	(68)
Capital injection by non-controlling interests in subsidiaries			—	—	—	—	—	—	—	72	72

Balance at 30 June 2018 and 1 July 2018			10,088	15,182	74	421	2,684	23,359	51,808	13,035	64,843
Changes in equity for the six months ended 31 December 2018:
Profit for the period			—	—	—	—	—	800	800	203	1,003
Other comprehensive income			—	—	(17)	15	(2)	—	(4)	5	1

Total comprehensive income			—	—	(17)	15	(2)	800	796	208	1,004
Appropriations to reserves			—	—	—	—	221	(221)	—	—	—
Issuance of shares			2,179	10,470	—	—	—	—	12,649	—	12,649
Changes in other reserves			—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests			—	—	—	—	—	—	—	(31)	(31)

Balance at 31 December 2018 (Note)			12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469
Impact on initial application of IFRS 16	2	(d)	—	—	—	—	(272)	(2,852)	(3,124)	(338)	(3,462)

Adjusted balance at 1 January 2019 (Note)			12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for the six months ended 30 June 2019:
Profit for the period			—	—	—	—	—	1,682	1,682	22	1,704
Other comprehensive income			—	—	(45)	2	(8)	—	(51)	—	(51)

Total comprehensive income			—	—	(45)	2	(8)	1,682	1,631	22	1,653
Dividends relating to 2018	21	(a)	—	—	—	—	—	(613)	(613)	—	(613)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(20)	(20)
Changes in other reserves			—	—	—	—	44	—	44	—	44

Balance at 30 June 2019			12,267	25,652	12	438	2,671	22,155	63,195	12,876	76,071

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

Consolidated Cash Flow Statement

For the six months ended 30 June 2019 – unaudited

	Six months ended 30 June
	2019 RMB million	2018 RMB million
		(Note)
Operating activities
Cash generated from operating activities	14,880	10,629
Interest received	54	54
Interest paid	(3,471)	(2,039)
Income tax paid	(1,469)	(1,281)

Net cash generated from operating activities	9,994	7,363

Investing activities
Acquisition of a subsidiary, net of cash acquired	12	—
Proceeds from disposal of property, plant and equipment	540	2,476
Acquisition of other financial assets	(25)	—
Dividends received from associates	57	20
Dividends received from a joint venture	57	—
Dividends received from other equity instrument investments	1	—
Proceeds from disposal of other financial assets	442	—
Proceeds from maturity of term deposits	264	313
Acquisition of term deposits	(92)	(171)
Payments for aircraft lease deposits	(2)	(30)
Refund of aircraft lease deposits	75	75
Additions of property, plant and equipment and other non-current assets	(10,835)	(9,456)
Capital injection into an associate	(500)	—
Cash inflow from other investing activities	—	12

Net cash used in investing activities	(10,006)	(6,761)

Financing activities
Proceeds from bank borrowings	13,798	17,274
Proceeds from issuance of ultra-short-term financing bills	19,491	1,500
Proceeds from bonds	5,000	—
Repayment of bank borrowings	(22,441)	(16,045)
Repayment of ultra-short-term financing bills	(3,000)	(500)
Repayment of bonds	(9,850)	—
Capital element of lease rentals paid	(8,366)	—
Repayment of principal under finance lease obligations	—	(4,305)
Capital injection by non-controlling interests in subsidiaries	—	72

Net cash used in financing activities	(5,368)	(2,004)

Net decrease in cash and cash equivalents	(5,380)	(1,402)
Cash and cash equivalents at 1 January	6,928	6,826
Exchange gain on cash and cash equivalents	1	3

Cash and cash equivalents at 30 June	1,549	5,427

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes form part of this interim financial report.

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2019 ¡V unaudited (Expressed in Renminbi unless otherwise indicated)

1	BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 27 August 2019.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2018 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2019 annual financial statements. Details of the changes in significant accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2018 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent auditor’s report to the Board of Directors is included on page 72.

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a new IFRS, IFRS 16, Leases, and a number of amendments to IFRSs that are first effective for the current accounting period of the Group.

Except for IFRS 16, Leases, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS 16 replaces IAS 17, Leases, and the related interpretations, IFRIC 4, Determining whether an arrangement contains a lease, SIC 15, Operating leases – incentives, and SIC 27, Evaluating the substance of transactions involving the legal form of a lease. IFRS16 introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low value assets. The lessor accounting requirements are brought forward from IAS 17 and are substantially unchanged.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at 1 January 2019. Accordingly, the comparative information presented for 2018 has not been restated -i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease and SIC 27, Evaluating the substance of transactions involving the legal form of a lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and related interpretations were not reassessed. Therefore the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

(b)	As a lessee

The Group leases many assets, including aircraft, flight equipment, buildings, machinery, equipment and vehicles. The Group also has the right to occupy space, including airport terminal, cargo/catering facilities and lounges space, in and around airports under different types of leasing arrangements. Rental contracts are typically made for fixed periods of 1 to 18 years but may have extension and early termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

However, the Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases and leases of low-value assets (e.g. IT equipment). The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

I.	Significant accounting policies

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received.

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

As explained in the above accounting policies, the lease liability is initially recognised at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favourable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognised in future years.

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	As a lessee

I.	Significant accounting policies (continued)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

II.	Transition

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at 1 January 2019. The weighted average of the incremental borrowing rates used for determination of the present value of the remaining lease payments was 4.9%. Right-of-use assets are measured at either:

•

their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application – the Group applied this approach to its aircraft and engines leases; or

•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this approach to all other leases.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognise right-of-use assets and lease liabilities for leases with less than 12 months of remaining lease term from the date of initial application.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

So far as the impact of the adoption of IFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS 16, other than changing the captions for the balances. Accordingly, instead of “obligations under finance leases”, these amounts are included within “lease liabilities”, and the depreciated carrying amount of the corresponding leased asset is identified as a right-of-use asset. There is no impact on the opening balance of equity.

(c)	As a lessor

The Group leases out its flight equipment and properties, including right-of-use assets. Under IFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The Group has classified these leases as operating leases. The Group is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor.

The adoption of IFRS 16 does not have a significant impact on the Group’s financial statements in this regard.

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Impacts on financial statements

I.	Impacts on transition

The following table reconciles the operating lease commitments as disclosed in Note 22(b) as at 31 December 2018 to the opening balance for lease liabilities recognised as at 1 January 2019:

1 January 2019
RMB million
Operating lease commitments at 31 December 2018	75,729
Less: commitments relating to leases exempt from capitalisation:
– short-term leases, other leases with remaining lease term ending on or before 31 December 2019 and leases of low value assets	(924)
– leases contracts entered before 31 December 2018 but the lease period start after 1 January 2019	(16,612)
Less: total future interest expenses	(10,037)

Present value of remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019	48,156
Add: finance lease liabilities recognised as at 31 December 2018	72,221

Total lease liabilities recognised at 1 January 2019	120,377

Right-of-use assets of the Group include aircraft, flight equipment, buildings, machinery, equipment and vehicles. The Group presents right-of-use assets in the consolidated financial statements and Note 16.

The following table summarises the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position:

	Carrying amount at 31 December	Adoption of IFRS 16		Carrying amount at 1 January
	2018 RMB million	Remeasurement RMB million	Reclassification RMB million	2019 RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Property, plant and equipment, net (Note 14)	170,692	—	(88,880)	81,812
Right-of-use assets (Note 16)	—	45,437	91,914	137,351
Lease prepayments	2,970	—	(2,970)	—
Interest in associates	3,181	(527)	—	2,654
Deferred tax assets	1,566	717	—	2,283
Other assets	1,776	—	(210)	1,566
Total non-current assets	222,877	45,627	(146)	268,358
Prepaid expenses and other current assets	3,659	(811)	—	2,848
Total current assets	24,072	(811)	—	23,261
Current portion of lease liabilities	—	6,969	9,952	16,921
Current portion of obligations under finance leases	9,555	—	(9,555)	—
Accrued expenses	15,682	(83)	(397)	15,202
Total current liabilities	83,687	6,886	—	90,573
Net current liabilities	59,615	7,697	—	67,312
Total assets less current liabilities	163,262	37,930	(146)	201,046

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Impacts on financial statements (continued)

I.	Impacts on transition (continued)

The following table summarises the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position: (continued)

	Carrying amount at 31 December	Adoption of IFRS 16		Carrying amount at 1 January
	2018 RMB million	Remeasurement RMB million	Reclassification RMB million	2019 RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Lease liabilities	—	40,790	62,666	103,456
Obligations under finance leases	62,666	—	(62,666)	—
Provision for major overhauls	2,831	780	—	3,611
Deferred benefits and gains	906	—	(146)	760
Deferred tax liabilities	676	(178)	—	498
Total non-current liabilities	84,793	41,392	(146)	126,039
Net assets	78,469	(3,462)	—	75,007
Reserves	52,990	(3,124)	—	49,866
Total equity attributable to equity shareholders of the Company	65,257	(3,124)	—	62,133
Non-controlling interests	13,212	(338)	—	12,874
Total equity	78,469	(3,462)	—	75,007

II.	Lease liabilities

The remaining contractual maturities of the Group’s lease liabilities at the end of the reporting period and at the date of transition to IFRS 16 are as follows:

	At 30 June 2019		At 1 January 2019
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million
Within 1 year	18,069	22,796	16,921	21,507

After 1 year but within 2 years	17,091	21,448	16,018	20,033
After 2 years but within 5 years	51,809	60,755	50,709	59,111
After 5 years	37,814	41,469	36,729	40,307

	106,714	123,672	103,456	119,451

	124,783	146,468	120,377	140,958

Less: total future interest expenses		(21,685)		(20,581)

Present value of lease liabilities		124,783		120,377

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Impacts on financial statements (continued)

III.	Impact for the period

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liabilities, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a positive impact on the reported operating profit in the Group’s consolidated income statement, as compared to the results if IAS 17 had been applied during the period.

In the consolidated cash flow statement, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element. The capital element is classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflow, as was the case for operating leases under IAS 17. The interest element for all leases remains to be presented as operating cash outflows. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated cash flow statement.

The following tables may give an indication of the estimated impact of adoption of IFRS 16 on the Group’s financial result and cash flows for the six months ended 30 June 2019, by adjusting the amounts reported under IFRS 16 in these interim financial statements to compute estimates of the hypothetical amounts that would have been recognised under IAS 17 if this superseded standard had continued to apply to 2019 instead of IFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS 17.

		Six months ended 30 June 2019					Six months ended 30 June 2018
	Amounts reported under IFRS 16	Add back: IFRS 16 Depreciation, maintenance and interest expenses, net	Add back: net effect between IAS 17 and IFRS 16 relating to share of associates’ results	Deduct: Estimated amounts related to operating leases as if under IAS 17 (Note (i))	Add back: tax impact on the net effect between IAS 17 and IFRS 16	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under
	(A)	(B)	(C)	(D)	(E)	(F=A+B+C-D+E)	IAS 17
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Financial result for the six months ended 30 June 2019 impacted by the adoption of IFRS 16:
Operating profit	5,226	3,568	—	4,628	—	4,166	4,672
Interest expense	(2,876)	1,161	—	—	—	(1,715)	(1,536)
Exchange loss, net	(317)	97	—	—	—	(220)	(471)
Share of associates’ results	7	—	59	—	—	66	184
Profit before income tax	2,389	4,826	59	4,628	—	2,646	3,043
Income tax	(685)	—	—	—	(33)	(718)	(682)
Profit for the period	1,704	4,826	59	4,628	(33)	1,928	2,361

2	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Impacts on financial statements (continued)

III.    Impact for the period (continued)

	Six months ended 30 June 2019			Six months ended 30 June 2018
	Amounts reported under IFRS 16 (A) RMB million	Estimated amounts related to operating leases as if under IAS 17 (Notes (i) & (ii)) (B) RMB million	Hypothetical amounts for 2019 as if under IAS 17 (C=A+B) RMB million	Compared to amounts reported for 2018 under IAS 17 RMB million
Line items in the consolidated cash flow statement for the six months ended 30 June 2019 impacted by the adoption of IFRS 16:
Cash generated from operating activities	14,880	(4,628)	10,252	10,629
Interest paid	(3,471)	1,161	(2,310)	(2,039)
Net cash generated from operating activities	9,994	(3,467)	6,527	7,363
Capital element of lease rentals paid (Note (iii))	(8,366)	3,467	(4,899)	(4,305)
Net cash used in financing activities	(5,368)	3,467	(1,901)	(2,004)

Notes:

(i)

The “estimated amounts related to operating leases” is an estimate of the amounts of the cash flows in 6 months period ended 30 June 2019 that relate to leases which would have been classified as operating leases, if IAS 17 had still applied in 2019. This estimate assumes that there were no differences between rentals and cash flows and that all of the new leases entered into in 2019 would have been classified as operating leases under IAS 17, if IAS 17 had still applied in 2019. Any potential net tax effect is ignored.

(ii)

In this impact table these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash generated from operating activities and net cash used in financing activities as if IAS 17 still applied.

(iii)	The capital element of finance leases under IAS 17 previously presented as “Repayment of principal under finance lease obligations” in 2018 consolidated cash flow statement.

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2018.

There have been no changes in the risk management policies since 31 December 2018.

(a)	Liquidity risk

As at 30 June 2019, the Group’s current liabilities exceeded its current assets by RMB76,045 million. For the six months ended 30 June 2019, the Group recorded a net cash inflow from operating activities of RMB9,994 million, a net cash outflow from investing activities of RMB10,006 million and a net cash outflow from financing activities of RMB5,368 million, which in total resulted in a net decrease in cash and cash equivalents of RMB5,380 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 30 June 2019, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB278,807 million (31 December 2018: RMB243,910 million), of which approximately RMB209,037 million (31 December 2018: RMB193,871 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

As at 30 June 2019, the contractual maturities of the Group’s borrowings and lease liabilities are disclosed in Note 18 and Note 2(d) respectively.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.

The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans.

As at 30 June 2019, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB584 million (31 December 2018: RMB539 million).

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b)	Interest rate risk (continued)

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2018.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities and certain of the bank borrowings are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	30 June 2019
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	517
	(1%)	(517)
Euro	1%	27
	(1%)	(27)
Japanese Yen	10%	102
	(10%)	(102)

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(c)	Foreign currency risk (continued)

	31 December 2018
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	195
	(1%)	(195)
Euro	1%	28
	(1%)	(28)
Japanese Yen	10%	103
	(10%)	(103)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2019, the balance due from BSP agents amounted to RMB1,412 million (31 December 2018: RMB955 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credit sale receivables, general aviation service receivables, receivables on cooperation fights and other trade receivables.

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables.

	30 June 2019
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	2,712	—
More than 3 months but less than 1 year	50%	10	5
More than 1 year but less than 2 years	100%	3	3
More than 2 years but less than 3 years	100%	1	1
More than 3 years	100%	16	16

		2,742	25

	31 December 2018
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,940	—
More than 3 months but less than 1 year	50%	8	4
More than 1 year but less than 2 years	100%	2	2
More than 2 years but less than 3 years	100%	6	6
More than 3 years	100%	16	16

		1,972	28

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credit sale receivables, receivables on cooperation flights and general aviation service receivables are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures credit loss allowance for other trade receivables amounted to RMB8 million (31 December 2018: RMB8 million) based on ECLs.

Other receivables

For other receivables, the Group measures the loss allowance equal to 12-month ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The ECL on these assets are assessed individually. As at 30 June 2019, the Group measures credit loss allowance for other receivables amounted to RMB5 million (31 December 2018: RMB5 million) based on ECLs.

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (six months ended 30 June 2018:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB2,062 million (six months ended 30 June 2018: RMB1,938 million). The sensitivity analysis indicates the change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During the six months ended 30 June 2019, the Group’s strategy, which was unchanged from 2018, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 75% as at 30 June 2019 (31 December 2018: 68%).

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of 30 June 2019 and 31 December 2018, and for the six months ended 30 June 2019 and the year ended 31 December 2018.

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Fair value hierarchy (continued)

		Fair value measurements as at 30 June 2019 categorised into
	Fair value at 30 June 2019 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	234	—	—	234
– Non-tradable shares	846	—	—	846
Other non-current financial assets:
– Listed shares	76	76	—	—
– Non-listed shares	32	—	—	32
Other financial assets	25	—	25	—
Derivative financial instruments:
– Interest rate swaps	15	—	15	—
– Cross currency swaps	81	—	81	—
Financial liabilities:
Derivative financial instruments:
– Forward exchange contracts	(7)	—	(7)	—

		Fair value measurements as at 31 December 2018 categorised into
	Fair value at 31 December 2018 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	234	—	—	234
– Non-tradable shares	846	—	—	846
Other non-current financial assets:
– Listed shares	71	71	—	—
– Non-listed shares	32	—	—	32
Other financial assets	440	—	440	—
Derivative financial instruments:
– Interest rate swaps	75	—	75	—
Financial liabilities:
Derivative financial instruments:
– Cross currency swaps	(44)	—	(44)	—

During the six months ended 30 June 2019 and 30 June 2018, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

The fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

The fair value of other financial assets are the estimated amount that the Group would receive at the end of the reporting period, taking into account the current creditworthiness of the other financial assets counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
– Non-listed shares ((1)&(3))	Market comparable companies	Discount for lack of marketability	20%
– Non-tradable shares ((2)&(3))	Discounted cash flow	Expected profit growth rate during the projection period	11%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	33%
		Discount rate	10.81%
Other non-current financial assets
– Non-listed shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%-15%
		Perpetual growth rate	1%-4%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	27%-44%
		Discount rate	9.66%-13.40%

3	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

(1)

The fair value of non-listed shares are determined by using fair value of comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and leases liabilities/obligation under finance leases are carried at amounts not materially different from their fair values as at 30 June 2019 and 31 December 2018.

4	BUSINESS COMBINATION

Pursuant to the equity transfer agreement entered into between the Company and a third party, the Company acquired 21% equity interests in Shenyang Northern Aircraft Maintenance Co., Ltd. (“SNAM”), a former joint venture of the Company, at a cash consideration of RMB14 million on 23 April 2019. On the same date, the Company obtained control over SNAM, and SNAM became a wholly-owned subsidiary of the Company. The acquisition of SNAM enables the Group to engage in comprehensive maintenance service.

In the period from the acquisition date to 30 June 2019, SNAM contributed revenue of RMB11 million and profit of RMB3 million to the Group’s results. If the acquisition had occurred on 1 January 2019, management estimates that consolidated revenue would have been increased by RMB22 million, and consolidated profit for the period would have been increased by RMB3 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2019. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognised values on acquisition RMB million
Non-current assets	31
Current assets	41
Non-current liabilities	(6)
Current liabilities	(3)

Total net identifiable assets	63

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:
Cash consideration paid	(14)
Cash and cash equivalents acquired	26

Net cash inflow	12

5	OPERATING REVENUE

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

	Six months ended 30 June
	2019	2018
	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	65,617	60,386
– Cargo and mail	4,409	4,499
– Commission income	1,385	1,248
– Hotel and tour operation income	359	328
– General aviation income	255	218
– Ground services income	218	208
– Air catering income	170	168
– Cargo handling income	203	172
– Others	233	233

	72,849	67,460
Revenue from other sources:
– Rental income	90	60

	72,939	67,520

6	SEGMENT REPORTING

(a)	Business segments

The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the six months ended 30 June 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	1,398	1,081	(913)	—	1,566
Over time	70,825	2,668	(2,120)	—	71,373

Revenue from external customers	72,208	731	—	—	72,939
Inter-segment sales	15	3,018	(3,033)	—	—

Reportable segment revenue	72,223	3,749	(3,033)	—	72,939

Reportable segment profit before taxation	1,810	269	—	321	2,400

Reportable segment profit after taxation	1,213	209	—	290	1,712

Other segment information
Income tax	597	60	—	31	688
Interest income	47	11	—	—	58
Interest expense	2,861	15	—	—	2,876
Depreciation and amortisation	11,511	164	—	—	11,675
Share of associates’ results	—	—	—	7	7
Share of joint ventures’ results	—	—	—	155	155
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial instruments	—	—	—	123	123
Non-current assets additions during the period (#)	24,001	395	—	—	24,396

6	SEGMENT REPORTING (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million (Note)	RMB million (Note)	RMB million (Note)	RMB million (Note)	RMB million (Note)
Disaggregated by timing of revenue recognition
Point in time	1,269	1,139	(975)	—	1,433
Over time	65,722	1,610	(1,210)	—	66,122

Revenue from external customers	66,966	589	—	—	67,555
Inter-segment sales	25	2,160	(2,185)	—	—

Reportable segment revenue	66,991	2,749	(2,185)	—	67,555

Reportable segment profit before taxation	2,396	358	—	347	3,101

Reportable segment profit after taxation	1,802	274	—	329	2,405

Other segment information
Income tax	594	84	—	18	696
Interest income	43	8	—	—	51
Interest expense	1,524	12	—	—	1,536
Depreciation and amortisation	6,850	106	—	—	6,956
Impairment loss	(2)	—	—	—	(2)
Share of associates’ results	—	—	—	184	184
Share of joint ventures’ results	—	—	—	71	71
Changes in fair value of financial instruments	—	—	—	72	72
Non-current assets additions during the period (#)	17,967	132	—	—	18,099

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

6	SEGMENT REPORTING (CONTINUED)

(a)	Business segments (continued)

The segment assets and liabilities as at 30 June 2019 and 31 December 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 30 June 2019
Reportable segment assets	290,306	6,934	(4,363)	7,294	300,171
Reportable segment liabilities	226,068	2,606	(4,303)	7	224,378

As at 31 December 2018
Reportable segment assets (Note)	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities (Note)	167,806	2,391	(1,769)	44	168,472

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.
*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial instruments and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial instruments and deferred tax assets.

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment is analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
Domestic	52,280	48,837
International	19,238	17,491
Hong Kong, Macau and Taiwan	1,421	1,227

	72,939	67,555

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

6	SEGMENT REPORTING (CONTINUED)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report.

		Six months ended 30 June
		2019	2018
	Note	RMB million	RMB million
			(Note)
Revenue
Reportable segment revenue	6(a)	72,939	67,555
Reclassification of sales tax		—	(35)

Consolidated revenue		72,939	67,520

		Six months ended 30 June
		2019	2018
	Note	RMB million	RMB million
			(Note)
Profit before income tax
Reportable segment profit before taxation	6(a)	2,400	3,101
Capitalisation of exchange difference of specific loans	(i)	(11)	(58)

Consolidated profit before income tax		2,389	3,043

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

		30 June	31 December
		2019	2018
	Note	RMB million	RMB million
			(Note)
Assets
Reportable segment assets	6(a)	300,171	246,655
Capitalisation of exchange difference of specific loans	(i)	61	72
Government grants	(ii)	(7)	(7)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(6)	(8)

Consolidated total assets		300,456	246,949

		30 June	31 December
		2019	2018
	Note	RMB million	RMB million
			(Note)
Liabilities
Reportable segment liabilities	6(a)	224,378	168,472
Others		7	8

Consolidated total liabilities		224,385	168,480

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

6	SEGMENT REPORTING (CONTINUED)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. (continued)

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7	SEASONALITY OF OPERATIONS

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

8	INTEREST EXPENSE

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
		(Note (ii))
Interest on borrowings	1,016	918
Interest on lease liabilities	2,541	—
Interest on obligations under finance leases	—	1,133

Total interest expense on financial liabilities not at fair value through profit or loss	3,557	2,051
Less: interest expense capitalised (Note (i))	(669)	(512)

	2,888	1,539
Interest rate swaps: cash flow hedges, reclassified from equity (Note 12)	(12)	(3)

	2,876	1,536

Note (i):The	weighted average interest rate used for interest capitalisation was 3.51% per annum for the six months ended 30 June 2019 (six months ended 30 June 2018: 3.82%).
Note (ii):The	Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

9	OTHER NET INCOME

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
Government grants (Note)	1,845	1,855
Gains on disposal of property, plant and equipment, net and construction in progress
– Aircraft, spare engines and relating construction in progress	34	249
– Other property, plant and equipment	12	45
Others	334	263

	2,225	2,412

Note:

Government grants mainly represent (i) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located; (ii) subsidies based on certain amount of tax paid granted by governments to the Group.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2019.

10	OPERATING PROFIT

Operating profit is stated after charging the following items:

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
		(Note)
Jet fuel costs	20,616	19,381
Depreciation of property, plant and equipment
– Owned	4,326	3,960
– Finance leased	—	2,807
Depreciation of right-of-use assets	7,211	—
Other amortisations	144	179
Rental charges	1,076	4,468
Staff costs	12,228	11,960

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

11	INCOME TAX

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
PRC income tax	946	720
Deferred tax	(261)	(38)

	685	682

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior periods.

For the six months ended 30 June 2019, the Company and its branches are liable to income tax rates ranging from 15% to 25% (six months ended 30 June 2018: 25%), and the subsidiaries of the Company are liable to income tax rates ranging from 15% to 30% (six months ended 30 June 2018: 15% to 25%).

12	OTHER COMPREHENSIVE INCOME

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(48)	55
Reclassification adjustments for amounts transferred to profit or loss:
– interest income (Note 8)	(12)	(3)
Net deferred tax credited/(debited) to other comprehensive income	15	(13)

	(45)	39

Equity investments measured at FVOCI:
Changes in fair value recognised during the period	—	287
Net deferred tax debited to other comprehensive income	—	(72)

	—	215

Share of other comprehensive income of associates	2	—

Differences resulting from the translation of foreign currency financial statements	(8)	—

13	EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2019 is based on the profit attributable to equity shareholders of the Company of RMB1,682 million (six months ended 30 June 2018: profit attributable to equity shareholders of the Company of RMB2,095 million) and the weighted average of 12,267,172,286 shares (six months ended 30 June 2018: 10,088,173,272 shares) in issue during the period.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

14	PROPERTY, PLANT AND EQUIPMENT, NET

	Six months ended 30 June 2019
	Aircraft	Engines and flight equipment	Others	Total
	RMB million	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2019	59,844	10,237	11,731	81,812
Additions	1,973	494	401	2,868
Acquisitions through business combination	—	—	7	7
Transfers from construction in progress (Note 15)	876	50	602	1,528
Transfers from right-of-use assets on exercise of purchase option (Note 16)	167	—	—	167
Transfer to right-of-use assets (Note 16)	—	—	(2)	(2)
Depreciation charges	(3,043)	(740)	(543)	(4,326)
Disposals	(9)	(31)	(28)	(68)

Carrying amounts at 30 June 2019	59,808	10,010	12,168	81,986

15	CONSTRUCTION IN PROGRESS

	Six months ended 30 June 2019
	Advance payments for the acquisition of aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2019	31,680	6,111	37,791
Additions	7,733	3,961	11,694
Transfers to property, plant and equipment (Note 14)	(926)	(602)	(1,528)
Transfers to other assets	—	(115)	(115)
Transfers to right-of-use assets (Note 16)	(4,183)	(110)	(4,293)

Carrying amounts at 30 June 2019	34,304	9,245	43,549

16	RIGHT-OF-USE ASSETS

	Six months ended 30 June 2019
	Aircraft	Land use rights	Others	Total
	RMB million	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2019	132,676	2,970	1,705	137,351
Additions	9,186	213	245	9,644
Transfers from construction in progress (Note 15)	3,938	110	245	4,293
Transfers from property, plant and equipment (Note 14)	—	2	—	2
Transfers to property, plant and equipment on exercise of purchase option (Note 14)	(167)	—	—	(167)
Depreciation charges	(6,843)	(49)	(319)	(7,211)

Carrying amounts at 30 June 2019	138,790	3,246	1,876	143,912

17	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	30 June 2019	31 December 2018
	RMB million	RMB million
Within 1 month	2,733	2,325
More than 1 month but less than 3 months	985	492
More than 3 months but less than 12 months	257	90
More than 1 year	33	30

	4,008	2,937
Less: loss allowance	(33)	(36)

	3,975	2,901

18	BORROWINGS

Borrowings are analysed as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million
Non-current
Long-term borrowings
– secured (Note (i))	120	511
– unsecured	4,296	8,911

	4,416	9,422
Corporate bond
– unsecured (Note (ii))	9,804	4,655

Medium-term notes
– unsecured (Note (iii))	1,600	1,599

	15,820	15,676

Current
Current portion of long-term borrowings
– secured (Note (i))	218	94
– unsecured	3,538	808
Short-term borrowings
– unsecured	14,282	20,739
Ultra-short-term financing bills
– unsecured (Note (iv))	20,497	4,000

	38,535	25,641
Current portion of corporate bond and medium-term notes
– unsecured (Notes (ii)&(iii))	3,100	13,100

	41,635	38,741

Total borrowings	57,455	54,417

The borrowings are repayable:
Within one year	41,635	38,741
After 1 year but within 2 years	3,883	7,757
After 2 years but within 5 years	10,069	6,004
After 5 years	1,868	1,915

	57,455	54,417

18	BORROWINGS (CONTINUED)

Notes:

(i)

As at 30 June 2019, bank borrowings of the Group of approximately RMB200 million (31 December 2018: RMB390 million) were secured by certain owned aircraft with a carrying amount of RMB353 million (31 December 2018: RMB373 million). Bank borrowings of approximately RMB138 million (31 December 2018: RMB215 million) were secured by certain land use rights under right-of-use assets of RMB89 million (31 December 2018: lease prepayments of RMB88 million) and investment property of RMB15 million (31 December 2018: RMB18 million).

(ii)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors, and the remaining bonds of RMB2,655 million will mature after five years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 3 March 2016 at a bond rate of 2.97%. The corporate bonds mature in three years. The bonds were matured and fully redeemed by the Company during this period.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company during this period at the request of investors, and the remaining bonds of RMB149 million will mature after five years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72%. The corporate bonds mature in three years.

(iii)	Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on 15 August 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on 21 November 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

(iv)	During the six months ended 30 June 2019, the Group issued several batches of ultra-short-term financing bills with aggregate nominal value of RMB19,500 million, which mature within one year.

19	OBLIGATIONS UNDER FINANCE LEASES

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, obligations under finance leases of RMB72,221 million (including the current portion) at 31 December 2018 was reclassified to lease liabilities at 1 January 2019.

20	TRADE PAYABLES

Ageing analysis of trade payables is set out below:

	30 June 2019	31 December 2018
	RMB million	RMB million
Within 1 month	566	406
More than 1 month but less than 3 months	806	829
More than 3 months but less than 6 months	635	476
More than 6 months but less than 1 year	638	423
More than 1 year	160	175

	2,805	2,309

21	RESERVES AND DIVIDENDS

(a)	Dividends

(i)	The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2019 (six months ended 30 June 2018: nil).

(ii)

A dividend in respect of the year ended 31 December 2018 of RMB0.05 per share (inclusive of applicable tax) (2017: RMB0.1 per share (inclusive of applicable tax)), totalling RMB613 million (2017: RMB1,009 million), was proposed by the directors on 29 March 2019 and approved at the Company’s Annual General Meeting on 26 June 2019. Up to 30 June 2019, none of the dividend for the year ended 31 December 2018 has been paid. As at 30 June 2019, the amount of dividends payable was included in other liabilities.

(b)	Reserves

(i)	Fair value reserve (recycling)

The fair value reserve (recycling) comprises the cumulative net change in the fair value of derivative financial instruments.

(ii)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) comprises the cumulative net change in the fair value of equity investments designated at FVOCI.

(iii)	Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2019 (six months ended 30 June 2018: nil).

22	COMMITMENTS

(a)	Capital commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	72,977	82,199

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of interests in joint venture	—	14
– share of capital commitments of a joint venture	363	26

	363	40
– authorised but not contracted for
– share of capital commitments of a joint venture	8	21

	371	61

Commitments for other property, plant and equipment
– authorised and contracted for	5,702	7,224
– authorised but not contracted for	10,666	14,062

	16,368	21,286

	89,716	103,546

(b)	Operating lease commitments

As at 31 December 2018, the Group recorded a total commitment to operating leases of RMB75,729 million for contracted lease. Among which, the Group had operating lease commitments to China Southern Air Holding Limited Company (“CSAH”) in respect of lease payments for land and buildings of RMB665 million and aircraft of RMB78 million.

The Group is the lessee in respect of a number of properties, aircraft and flight equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to these leases (see Note 2). From 1 January 2019 onwards, future lease payments are recognised as lease liabilities in the statement of financial position in accordance with the policies set out in Note 2.

23	MATERIAL RELATED PARTY TRANSACTIONS

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.85 million for the six months ended 30 June 2019 (six months ended 30 June 2018: RMB3.78 million). Such remuneration is included in “staff costs” as disclosed in Note 10.

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
Income from the CSAH and its affiliates
Entrusted management income	14	14
Commission income	7	—
Rental income	4	4
Aviation material sales income	2	1
Others	—	2

Purchase of goods and services from the CSAH and its affiliates
Lease charges for land and buildings	177	117
Maintenance material purchase	72	78
Property management fee	71	49
Air catering supplies expenses	67	69
Commission expenses	15	10
Repairing charges (i)	—	824
Cargo handling charges	—	54
Others	2	7

Purchase of goods and services from joint ventures and associates
Repairing charges and maintenance material purchase expenses	1,616	1,358
Repairing charges (i)	1,309	—
Ground service expenses	60	61
Air catering supplies expenses	47	49
Advertising expenses	47	34
Property management fee	11	12
Others	3	1

23	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	Six months ended 30 June
	2019	2018
	RMB Million	RMB Million
Income from joint ventures and associates
Air catering supplies income	18	16
Labour service income and rental income	8	11
Ground service income	7	3
Maintenance material sales and handling income	5	9
Commission income	—	12
Others	6	6

Purchase of goods and services from other related companies
Computer reservation services	347	303
Aviation supplies expenses	22	19
Canteen service	17	13
Others	7	8

Income from other related companies
Air ticket income	—	2

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	1,415	560
Consideration of disposal of aircraft	—	371

In addition to the above, certain affiliates of CSAH also provided hotel and other services to the Group during the six months ended 30 June 2019 and 2018. The total amount paid or payable to CSAH Group was not material to the results of the Group for the period.

(i)	MTU Maintenance Zhuhai Co., Ltd. (“MTU”) , a former joint venture of CSAH, provides comprehensive maintenance services to the Group. MTU became a joint venture of the Group on 28 August 2018.

23	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with the CSAH and its affiliates, associates, joint ventures and other related companies of the Group

	30 June	31 December
	2019	2018
	RMB million	RMB million
		(Note)
Receivables
CSAH and its affiliates	45	51
Associates	35	22
Joint ventures	138	17
Other related companies	18	—

	236	90

Prepayments of acquisition of long-term assets
CSAH and its affiliates	80	80
An associate	252	147

	332	227

Payables
CSAH and its affiliates	59	49
Associates	20	12
Joint ventures	57	63
Other related companies	5	3

	141	127

Accrued expenses
CSAH and its affiliates	58	62
Associates	133	139
Joint ventures	2,251	2,320
Other related companies	447	633

	2,889	3,154

Lease liabilities
CSAH and its affiliates	16,968	—

Obligations under finance leases
CSAH and its affiliates	—	13,360

Except lease liabilities and obligations under lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

23	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

As at 30 June 2019, loans from Southern Airlines Group Finance Company Limited (“SA Finance”) to the Group amounted to RMB214 million (31 December 2018: RMB758 million). Interest expense during six months ended 30 June 2019 on such loans amounted to RMB6 million (six months ended 30 June 2018: RMB8 million) and the interest rates were 3.92% to 4.28% per annum (six months ended 30 June 2018: 3.92% to 4.51% per annum).

As at 30 June 2019, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB500 million to the Group (31 December 2018: RMB500 million). The interest rate is 90% of benchmark interest rate stipulated by People’s Bank of China per annum. Interest expense during six months ended 30 June 2019 on such loans amounted to RMB10 million (six months ended 30 June 2018: RMB2 million) and the interest rate was 3.92% per annum (six months ended 30 June 2018: 3.92% per annum).

(ii)	Deposits placed with SA Finance

As at 30 June 2019, the Group’s deposits with SA Finance amounted to RMB568 million (31 December 2018: RMB5,583 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China.

Interest income received on such deposits amounted to RMB32 million (six months ended 30 June 2018: RMB38 million).

24	CONTINGENT LIABILITIES

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. On 7 February 2018, CSAH issued a letter of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2018: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2019, total personal bank loans of RMB295 million (31 December 2018: RMB318 million), under these guarantees, were drawn down from the banks. During the period, no payment has been made by the Group (six months ended 30 June 2018: nil) to the banks due to the default of payments of certain pilot trainees.

(d)

In 2018, the Group was aware of that the Group, together with certain third party information technology company, were claimed as defendants in an alleged dispute over a loan contract between a local commercial bank and a third party company (“the Defendant”). The amount of the action was around RMB98 million. As of the issuance date of this interim financial report, the claim was passed to Tianjin High People’s Court for further hearing process. The claim relates to a suspected use of forgery company stamps of the Group by the Defendant, and the Group has already reported it to the local Public Security Bureau for investigations. The directors consider that given the preliminary status of the claim, the Group cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

25	COMPARATIVE FIGURES

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective method. Under this approach, comparative information is not restated. Further details of the changes in significant accounting policies are disclosed in Note 2

Supplementary Information to the Interim Financial Report

RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

		Six months ended 30 June 2019	Six months ended 30 June 2018
	Note	RMB million	RMB million
Amounts under PRC GAAP		1,690	2,137
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(11)	(58)
Government grants	(b)	—	—
Tax impact of the above adjustments		3	14
Effect of the above adjustments on non-controlling interests		—	2

Amounts under IFRSs		1,682	2,095

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		As at 30 June 2019	As at 31 December 2018
	Note	RMB million	RMB million
Amounts under PRC GAAP		62,949	65,003
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	61	72
Government grants	(b)	(7)	(7)
Adjustment arising from the Company’s business combination under common control	(c)	237	237
Tax impact of the above adjustments		(13)	(16)
Effect of the above adjustments on non-controlling interests		(32)	(32)

Amounts under IFRSs		63,195	65,257

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.